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07023404

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acesita S.A.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAY 1 5 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03769

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/10/07

KPMG

ARLS
12-31-06

Acesita S.A.

(A publicly traded company)

Financial statements as of December 31, 2006 and 2005 Independent auditors' report

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

KPMG

Acesita S.A.

Financial statements

December 31, 2006 and 2005

Contents

KPMG

KPMG Auditores Independentes
R. Paraíba, 1.122 - 13º
30130-918 - Belo Horizonte, MG - Brasil
Caixa Postal 509
30123-970 - Belo Horizonte, MG - Brasil

Central Tel 55 (31) 2128-5700
Fax 55 (31) 2128-5702
Internet www.kpmg.com.br

Independent auditors' report

To
The Board of Directors and Shareholders
ACESITA S.A.
Belo Horizonte - MG

1. We have examined the accompanying balance sheet of ACESITA S.A. (Parent Company) and the consolidated balance sheet of the Company and its subsidiaries (Consolidated) as of December 31, 2006 and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of ACESITA S.A. (Parent Company) and the consolidated financial position of the Company and its subsidiaries (Consolidated) as of December 31, 2006, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our examination was conducted in order to issue an opinion on the financial statements mentioned in the paragraph 1, taken as a whole. The statements of added value and the statements of cash flow represent supplementary information to these statements and are being presented to enable further analysis. These statements are not required in accordance with accounting practices adopted in Brazil. This supplementary information has been subjected to the same audit procedures applied to the financial statements and in our opinion is presented fairly in all material respects in relation to the aforementioned financial statements, taken as a whole.

KPMG

5. The financial statements and additional information related to the year ended on December 31, 2005 were examined by others independent auditors which, on them, issued an unqualified opinion dated on February 10, 2006.

February 9, 2007

Original report in Portuguese signed by

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira
Accountant CRC MG58176/O-0

MANAGEMENT REPORT - 2006
ACESITA

Dear Shareholders,

Acesita S/A, the only integrated stainless and silicon flat steels producer in Latin America, hereby submits for your examination the Management Report and Financial Statements of the Company and its subsidiaries/affiliate companies, along with the opinions issued by its Independent Auditors and Statutory Audit Committee, relative to the fiscal year ended December 31, 2006.

1 – MESSAGE FROM THE CEO

In a year that was quite beneficial for the specialty steels market, with demand and prices on the rise, Acesita moved ahead with a number of initiatives intended to enhance its business strategy, the main purpose of which is to consolidate its leadership and expand the consumer market of specialty steels in Brazil and South America.

Thus, actions were taken throughout the year to strengthen the four pillars that uphold the Company's present business strategy, namely: (i) product portfolio expansion; (ii) development of the services provided by the service centers; (iii) cost reduction; and (iv) keeping up with the evolution of the stainless and silicon steels markets in Latin America.

All the major initiatives undertaken by Acesita in 2006 were aligned with these objectives, and the results bear witness to the success of the strategy adopted. In order to enlarge its product portfolio, the Company authorized capital investments in the steel mill that will allow it to offer hot and cold-rolled 1,500mm-wide coils and plates as of 2008, breaking through the current 1,300mm limit. The purpose here is to meet a growing demand for wider coils and plates, mainly from customers in neighboring South American countries.

We also innovated in the service segment by opening a new service center named Acesita Serviços Campinas, which has been designed to cater to the needs of large customers. With this additional service unit, the Company will be able to achieve two objectives, namely: to add value to its products, and to strengthen its partnership with customers in the Southeast Region.

Furthermore, Project GEO (Global Efficiency Oriented) – an internal cost-saving program that consisted in mapping out and rationalizing costs in every area of the Company – yielded good results. We were thus able to take an important step forward, preparing Acesita for the severe competition in the international stainless steels market as mills with added production capacity go into operation, particularly in China and in Southeast Asia.

Last but not least, we made steady advances in sales to our neighbors in South America, where our own growth is closely tied to the structuring of long-term partnerships and service provision.

During the course of 2006, we also made progress in the establishment of synergies with companies belonging to the Arcelor Brasil Group, which are equally controlled by Arcelor Mittal, the largest steel maker in the world. The purpose of these synergies is to achieve greater efficiency in procurement, logistics, tax planning, financial operations, and other areas.

The Company's strategic alignment, coupled with the favorable conditions in the specialty steels market, generated results in excess of our forecasts at the beginning of 2006. We achieved a new record with revenues in the amount of R$ 3.4 billion. Net income also improved, totaling R$ 632.1 million, up 7.3% from the previous year.

Just as important as our economic and operational accomplishments is the fact that in 2006 we obtained the best result in the entire history of Acesita where safety is concerned, as a direct consequence of the continuous investments in training and of the consolidation of safety principles and practices among our employees, based on a strict compliance with our internal management models.

The credit for such good results should be shared our subsidiaries Acesita Energética, Inox Tubos, Acesita Serviços Campinas, and Acesita Serviços São Paulo, for they all showed an outstanding performance and perfect adherence to the Company's strategic guidelines.

At this point, we should like to draw attention to the smooth development of our social and environmental initiatives. The Acesita Foundation, whose actions have centered on education and on the environment, is today a model of corporate citizenship management for other Brazilian companies.

In other words, we conduct our business by observing the principles of sustainable development, and putting together policies and practices to satisfy the needs of all our stakeholders.

We believe that the development of the business strategy in place today will lay the foundations for Acesita's long-term business sustainability. We are confident that, by growing with social responsibility – i.e. by creating wealth with ecoefficiency while interacting with local communities and seeing to our employees' good health and safety – Acesita will remain a sustainable business capable of generating an appropriate return on investment for its shareholders.

Jean-Philippe André Demaël
Chief Executive Officer

ACESITA

SHAREHOLDING STRUCTURE

(Position as at December 31, 2006)



ACESITA S.A.
Branches: USINA, SP, RS e ES
100%
100%
Acesita Serviços Com. Ind. e Part. Ltda. (*)
Branches: Amorim, Campinas, Reprocinox e Celfi
50,00%
43,85%
Inox Tubos S.A.
98%
98%
Acesita Argentina SA
100%
100%
Acesita (*) Energética Ltda.
50%
50%
Preservar Mad. Reflor. Ltda.
100%
100%
Acesita Centros (*) de Serviços Ltda.
Filial: Cetubos
100%
100%
Acesita International Ltd.
100%
100%
Acesita Export and Trade
xx,xx % Share in the Company's Voting Capital
zz,zz % Share in the Company's Total Capital

(*) Acesita International Limited holds 1 quota of its capital

SHAREHOLDING STRUCTURE - 12/31/2006

SHAREHOLDINGS	VOTING	%	PREFERRED	%	TOTAL	%
Arcelor Spain Holding S.L.	12.877.768	51,72	7.984.457	16,08	20.862.225	27,98
Arcelor Aços Especiais do Brasil	9.695.960	38,94	10.942.076	22,04	20.638.036	27,68
Total Arcelor	**22.573.728**	**90,65**	**18.926.533**	**38,12**	**41.500.261**	**55,67**
Caixa de Previdência dos Funcionários do Sistema Banerj *em Liquidação Extrajudicial* - PREVI BANERJ	268.543	1,08	162.146	0,33	430.689	0,58
POSTALIS - Instituto de Seguridade Social dos Correios e Telegráfos	147.189	0,59	0	-	147.189	0,20
Clube de Investimentos dos Empregados do Grupo Acesita - CIGA	99.942	0,40	457	0,00	100.399	0,13
Real Grandeza - Fundação de Previdência e Assistência Social	93.068	0,37	0	-	93.068	0,12
Total held by Controlling Group	**23.182.490**	**93,10**	**19.089.136**	**38,45**	**42.271.626**	**56,70**
BNDES Participações S.A	0	0,00	12.707.826	25,60	12.707.826	17,05
Tarpon Investimentos	300	0,00	3.530.448	7,11	3.530.748	4,74
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	0	0,00	5.178.145	10,43	5.178.145	6,95
Shares held in treasury	148.901	0,60	105.490	0,21	254.391	0,34
Others	1.569.174	6,30	9.036.467	18,20	10.605.641	14,23
Total	**24.900.865**	**100,00**	**49.647.512**	**100,00**	**74.548.377**	**100,00**

Acesita's Annual Results						
	2002	2003	2004	2005	2006	% change
Net income (R$ million)	(302.9)	235.1	680.2	588.9	632.1	7.3
Sales volume (thousand ton)	670.6	716.4	768.4	709.7	765.1	7.8
Net revenue (R$ million)	1,697.7	2,280.7	3,162.8	3,109.1	3,442.4	10.7
Gross profit (R$ million)	502.3	599.8	1,196.5	967.3	1,101.9	13.9
Gross margin (%)	29.6	26.3	37.8	31.1	32.0	-
Operating result – EBIT (R$ million)	328.5	381.3	908.2	660.1	709.7	7.5
Cash generation (EBITDA) (R$ million)	431.9	500.3	1,042.0	790.0	874.6	10.7
EBITDA margin (%)	25.4	21.9	32.9	25.4	25.4	-
Stockholders' equity (R$ million)	837.8	1,032.5	1,522.8	2,344.5	2,746.7	17.2
Capex (R$ million)	56.5	33.2	69.4	92.6	112.0	21.0
Total assets (R$ million)	4,222.6	3,815.3	3,851.0	4,252.6	4,525.1	6.4
Consolidated gross debt (R$ million)	2,650.5	2,028.1	1,411.7	813.1	495.0	(39.1)
Consolidated cash (R$ million)	158,588	470,090	477,847	384,065	557,868	45.3
Headcount (actual workforce)	2,997	3,169	3,148	3,112	2,937	(5.6)
Productivity (ton/employee*)	236.4	236.3	265.0	232.2	275.6	18.7
Accident frequency rate	3.50	4.68	2.61	2.69	1.47	-
No. of shares (thousand)	745,483,780	745,483,780	74,548	74,548	74,548	0.0
No. of shares held in treasury (thousand)	2,543,915	2,543,915	254	254	254	0.0
* crude steel						

2 – SCENARIO AND OUTLOOK

The year 2006 was marked by the recovery of the international steel business environment, showing that the traditional cycles of rise and fall in demand are becoming shorter and shorter in this market.

The growing demand for steel as a whole, and particularly for stainless and electrical steels, was sustained by the economic expansion observed in almost every emerging country, including Brazil, although the pace of growth in this case was slower when compared with the rate achieved by other economies at a similar stage of development, such as India and Russia, or by our neighbors in South America.

This healthy appetite for steel was further stimulated by China, with its phenomenal growth rates and heavy investments in infrastructure. As the world's largest producer and consumer of steel, China continued to import huge quantities of steel products despite the startup of facilities capable of manufacturing more stainless steel, among other types, within its own territory, which increased the total output of steel in that country by 18.4% (accumulated between January and November/IBS -IISI).

Another factor that contributed to the expansion of the global steel industry was the recovery of traditional markets such as Europe and the United States. Thanks to certain investments in the electricity sector, the U.S. market was chiefly responsible for pushing up the demand and prices of electrical steels around the world, this being the type of material used to manufacture equipment for power generation, transmission and distribution.

While demand rose, significant price hikes were registered throughout the year for key raw materials used by the steel industry, such as iron ore, coke, and alloys (including nickel, the most important item that goes into the calculation of Acesita's Cost of Goods Sold).

For now, it is uncertain how long the global demand for specialty steels will continue to grow under the pressure of the soaring prices of raw materials used to manufacture 3XX austenitic stainless steels, particularly nickel.

In Brazil, the business environment for the steel industry was equally favorable although the country's economy grew less than expected. The economic stability experienced last year helped the national industrial output to expand by 2.7% (Gross Domestic Product as measured by the Brazilian Institute of Geography and Statistics – IBGE).

The steel business benefited particularly from the satisfactory performance of industrial sectors that are heavy consumers of steel (including stainless steel), such as the automotive and electrical home appliances industries, which grew by 5.1% and 10.0%, respectively. These segments were most favored by the gradual decline of interest rates and the attendant increase in credit sales.

Other industries that helped to boost Acesita's sales due to their own good performance were capital goods (growth of 5.7%) and segments related to infrastructure, such as the production of machinery and equipment for the electricity sector (22.2%). The performance of the latter had a positive impact on the Company's electrical steels sales, particularly oriented grain (OG) silicon steels.

The negative pressures came from the agricultural machinery industry, which shrank by 16.5% in comparison with the previous year, reducing sharply its demand for the carbon/alloyed steels made by Acesita.

The Brazilian steel output increased by 2.2% in terms of volume. With regard to net revenue, it expanded by 20.7% to a total of R$ 2.2 billion (as per data published by the Brazilian Steel Institute – IBS as at November 2006).

However, the satisfactory performance observed in the steel industry last year, including the specialty steels segment, does not mean that the environment will remain favorable in 2007. As the cycles typical of this business activity grow shorter, with demand and prices ebbing and flowing, it is impossible to predict with any degree of confidence how long such phases will last or how intense they will be.

It is true that the demand for specialty steels recovered more rapidly last year than their producers had expected, and that nothing seemed to portend the end of this virtuous circle as the fiscal year drew to a close. However, the level of inventories found among the distributors the world over was higher at the beginning of 2007 than at any time in 2006, which leads us to believe that demand is likely to cool down as of the second semester.

The fact that the *real* has remained strong vis-à-vis other currencies is still a drawback for all the Brazilian exporting industries, including Acesita and its major customers, both in the stainless and electrical steels segments, whose growth strategies are largely based on exports.

3 – ECONOMIC AND FINANCIAL RESULT

The results achieved by Acesita in 2006 are the fruits of favorable market conditions, but they can also be ascribed to the Company's solid economic and operational foundations. Acesita today is well prepared to sail through the cyclic movements of the steel industry, and capable of responding appropriately to its customers' expectations when demand and prices rise in the international market, which was the case last year.

The net result in 2006 reflects the soundness of Acesita's fundamentals: net income grew by 7.3% to R$ 632.1 million when compared to the amount reported in the previous year.

Net Result (R$ million)


680,2
588,9
632,1
235,1
2002
2003
2004
2005
2006
(302,9)

Operating cash generation (EBITDA) totaled R$ 874.6 million, up 10.7% from 2005, leading to an EBITDA margin of 25.4%, which is an outstanding result for companies engaged in the stainless steels business.


32,9%
25,4%
21,8%
25,4%
25,4%
1042,0
790,0
874,6
431,9
500,3
2002
2003
2004
2005
2006
Ebitda (R$ Million)
Ebitda Margin

With regard to sales, Acesita established another record, closing the period with revenues in the amount of R$ 3.4 billion, an improvement of 10.7% over the year 2005. While it may be true that much of this significant increase in revenue is due to the transfer of nickel price hikes to the market price of certain steel products, it is also correct to say that the referred growth in revenue reflects the effectiveness of the alloy surcharge formula used by the Company precisely to protect its margins from variations in the prices of its main raw materials. In fact, Acesita's gross margin grew by 0.9 percentage point even when the average price of nickel climbed 64.8% (based on average prices of US$ 14.7 thousand per ton in 2005 versus US$ 24.3 thousand per ton in 2006 at the London Metal Exchange – LME).

Net Revenue (R$ million)


1.697,7
2.280,7
3.162,8
3.109,1
3.442,4
2002
2003
2004
2005
2006

The results achieved by Acesita in 2006 also bear witness to the success of efforts to reduce its indebtedness. The Company's consolidated gross debt ended the year at R$ 495 million after exceeding R$ 2.6 billion between 2001 and 2002.

It should also be noted that the steel mill operated at full capacity and with perfect stability throughout the year, breaking consecutive productivity records and displaying a degree of operational flexibility that enabled the Company to adjust its product mix to the market.

Sales Volume ('000 t)

2002	2003	2004	2005	2006
670,6	**716,3**	**768,4**	**709,7**	**765,1**

4 – DOMESTIC MARKET

Demand for specialty steels remained stable in Brazil throughout the year, allowing Acesita to go ahead with its strategic decision to strengthen its presence among its customers by adding more value to the products sold.

In 2006, Acesita sold 556.6 thousand tons of specialty steels in the domestic market, i.e. 15.4% more than the volume registered in the previous year. Sales improved in virtually every product line, driven by the satisfactory performance of industries that use specialty steels as inputs.

Net revenue from domestic sales totaled R$ 2.3 billion, an increase of 14.4% when compared to the number reported in 2005.

One of the highlights in 2006 was the performance of oriented-grain silicon steel sales, this being one of the most complex products manufactured by the steel industry worldwide. It reflects the high level of activity among the manufacturers of electric power transformer cores, who registered an increase in sales to domestic and offshore customers.

Another segment that did exceptionally well in 2006 was the stainless steel sector, with brisk sales to the automotive and capital goods industries, in addition to the traditional cutlery and white line electrical appliances segments.

In order to meet the growing demand and ensure the supply of products to local customers, Acesita redirected part of the volumes reserved for the traditional commodity markets to the domestic market, which demanded a certain amount of agility from the steel mill to change its manufacturing plans accordingly.

Sales Volume by Market
2006

Export market 27%

Domestic market 73%

5 – EXPORT MARKET

The strong demand for stainless and electrical steels observed at the local level in 2006 eventually caused Acesita to reduce its export sales volumes despite a healthy appetite for all kinds of steel products in the world's most important markets.

In 2006, Acesita exported 8.4% less than it had in the previous year. Notwithstanding, the net revenue generated by export sales climbed 3.4% to R$ 1.1 billion over this period.

Behind this satisfactory performance is the escalation of steel quotations in the world's largest markets, coupled with Acesita's strategic efforts to reposition its own export sales. The Company continued to pursue the strategy of expanding its market share in other South American countries and directed its sales efforts to less depreciated international markets such as the United States and Europe. The result of this strategy is reflected in a significant reduction of sales to the commodity markets in China and other Southeast Asian countries.

In order to carry through its international strategy, Acesita relied on Arcelor Stainless International for support, this being an important global distribution channel belonging to Arcelor Mittal Group.

6 – TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATE COMPANIES

Acesita invested in companies engaged in activities that complement its own specialty steels business, and in strategic areas of its production chain.

The Company's relationship with its direct and indirect subsidiaries is both commercial and financial in nature. The most important of these are: Acesita Energética, Acesita Serviços São Paulo, Acesita Serviços Campinas, and Inox Tubos.

- **Acesita Energética**
  Acesita Energética is a wholly-owned subsidiary of Acesita S/A. It produces charcoal from eucalyptus forests grown on a property of its own that occupies an area of 126.3 thousand hectares in Jequitinhonha Valley, State of Minas Gerais. Its activities include conducting genetic research, developing high-yield parent plants, generating clones, producing seedlings, planting and felling trees, and burning the wood for charcoal.

  The charcoal produced by Acesita Energética is fed into the steel mill's Blast Furnace I, which is responsible for processing approximately one third of its total pig iron output. Considering the current planting rate, the subsidiary expects to produce enough charcoal for Blast Furnace II as well. The latter will be converted to operate with this fuel as of 2009.

  Acesita Energética is one of the largest employers in Jetiquinhonha Valley, with a staff of 1,065 employees plus 111 outsourced workers as at December 31 2006. The company complies strictly with all the legal requirements imposed by the Labor Ministry, and its operations revolve around the principles of sustainability and environmental protection, with the conservation of vast stretches of native forestland.

- **Acesita Serviços São Paulo**
  Acesita Serviços São Paulo – a branch of Acesita Serviços, Comércio, Indústria e Participações Ltda. (Ascipar), which is in turn a wholly-owned subsidiary of Acesita S/A – distributes stainless steel to retailers and small and medium transformation industries. It leads the Brazilian market of stainless steel distribution.

  This unit caters to a market of approximately 5.8 thousand customers operating in virtually every industrial segment. In 2006, it distributed about 16% of all the stainless steel sold by Acesita domestically. It markets coils, blanks, plates, tubes, and custom-designed parts. It is equipped to cut steel products into different sizes and to offer them with different types of surface treatment.

- **Acesita Serviços Campinas**
  Acesita acquired the assets of a service center in Campinas in 2006. With them, it opened Acesita Serviços Campinas, a distributor and service provider exclusively structured to serve large customers.

  This new service center will cater to manufacturers of capital goods, automobiles and white line electrical appliances, among others. It is capable of processing approximately 82 thousand tons of steel per year, including 40 thousand tons of stainless steel, and it is equipped to handle stainless as well as electrical and carbon steels.

- **Inox Tubos**
  Inox Tubos is the largest manufacturer of stainless steel tubes with seams in Brazil. Its production capacity is around 18 thousand tons per year. Today, Acesita owns 50% of its voting capital and 43.8% of its total capital stock.

  Inox Tubos's major customers include companies operating in the following industries: food and beverage, sugarcane and ethanol, pulp and paper, chemicals and petrochemicals, and automobiles.

  Inox Tubos uses sophisticated equipment to produce stainless steel tubes in a variety of sizes and according to different standards and specifications.

7 – CAPITAL MARKET

The market has acknowledged the substantial improvement in Acesita's foundations, its correct market positioning, and the efficiency of its operational structure. Consequently, the Company's preferred shares traded on the São Paulo Stock Exchange (Bovespa) appreciated 87% in 2006 while the value of its common shares increased by 66%. By contrast, the São Paulo Stock Exchange Index (Ibovespa), which measures the performance of the most liquid stocks traded on Bovespa, climbed 32.9%.

At the end of FY 2006, Acesita's preferred shares were quoted at R$ 54.59, and its common shares at R$ 54.90, resulting in a market capitalization of R$ 4.1 billion as at December 31.

When the appreciation of Acesita's stocks in 2006 is added to the Interest on Equity already reported (see section 8 – Material Facts), total shareholder remuneration amounted to 71.14% for common share holders, and 92.96% for those holding preferred shares.


ACES4 x Ibovespa
(IBF 29/12/05 = 100)
190
180
170
160
150
140
130
120
110
100
90
87,0%
32,9%
ACES4
Ibovespa

8 – MATERIAL FACTS

On November 10, 2005, the Petros and Previ pension funds sold 6,144,179 common shares in the aggregate, at R$ 45.00 per share, when Usinor exercised the option to buy them, as provided under the Purchase and Sale Option Agreement signed between the parties. Thus, Arcelor Mittal's interest in Acesita grew from 38.94% to 63.61% of its voting capital, and from 27.68% to 35.93% of its total capital stock.

On January 5, 2006, Fundação Sistel de Seguridade Social – SISTEL (Sistel Social Security Foundation) sold 3,021,236 common shares at R$ 45.08 per share to Arcelor Spain Holding, increasing Arcelor Mittal's stake to 75.75% of its voting capital, and 39.98% of its capital stock.

On April 27, 2006, Arcelor Mittal held, through its subsidiary Arcelor Spain Holding S.L., a Public Offering of Common Shares (compulsory) and another one for Preferred Shares (voluntary) issued by Acesita S.A. The physical and financial settlement of this operation took place on May 3. Altogether, 3,712,354 common shares and 7,984,457 preferred shares were purchased for R$ 138.2 million (at R$ 37.23/share) and R$ 290.2 million (at R$ 36.34/share), respectively. Now that the operation has been completed, Arcelor Mittal owns 90.65% of Acesita's common shares, and 38.12% of its preferred shares (versus 22.04% previously), which represents 55.67% of the Company's total capital stock.

In view of the results achieved in the course of 2006, Acesita approved in a Special Shareholders' Meeting (SSM) held on December 15 a proposal to increase the Company's capital stock by R$ 350 million through the capitalization of realized earnings, raising it to R$ 1.3 billion.

It was also in 2006 that Acesita announced its decision to pay out R$ 124.9 million worth of interest on equity. This amount will be deducted from the minimum dividend requirement for FY 2006.

Another material fact in 2006 was the cancellation of two Level I ADR programs introduced in 1994. Consequently, The Bank of New York, acting as a depository trust company for Acesita, stopped issuing these receipts on December 27, 2006 and it will proceed with the sale and conversion of the ADRs outstanding until December 27, 2007.

9 – CORPORATE GOVERNANCE

In December 2006, Acesita became part of Bovespa's ISE (Corporate Sustainability Index) portfolio. This distinction is awarded by Bovespa to companies that adopt management models structured around the concept of corporate sustainability. Such models cover not only the quality of their industrial and commercial operations, but also initiatives to protect the environment and to improve the social conditions of the communities affected by their economic activities.

Being part of the ISE portfolio means that Acesita has taken a further step towards building a better image before the eyes of its stakeholders, based on the concepts of social responsibility, good corporate governance, and long-term business sustainability.

Transparency and active communication with the financial market played a key role in this process. To this end, Acesita made three presentations to investors and financial market analysts in 2006, with support from the regional units of Apimec (Association of Capital Market Analysts and Investment Professionals) in Belo Horizonte, São Paulo, and Rio de Janeiro.

Among the various initiatives undertaken to lend greater transparency to Acesita's business transactions, presentations and teleconferences are organized systematically today to announce its quarterly results. Furthermore, dozens of meetings were held with market analysts, shareholders and other stakeholders in the Company's offices in 2006, including technical field trips to its industrial facilities.

In order to secure the required level of transparency and to make sure that all the stakeholders have equal access to the publication of relevant information, Acesita has adopted a Material Fact Release Policy that establishes the bases for effective and unprivileged communication between the Company and its stakeholders.

10 – INDEPENDENT AUDITORS

The policies maintained by Acesita and its subsidiaries regarding the engagement of independent auditors for services not related to external auditing are intended to rule out any conflicts of interest and loss of independence or objectivity. Such services, when contracted, are followed closely by Company Management. Decisions concerning them are entrusted to the competent management bodies according to the levels of approval defined in Acesita's bylaws.

Acesita procured no services unrelated to external auditing from its independent auditors and their subsidiaries in 2006, pursuant to the rules set by the Brazilian Securities and Exchange Commission (CVM).

11 – STRATEGIC MANAGEMENT

The management models adopted by Acesita today, allied with a clear commercial strategy, provide the foundations for its future business sustainability regardless of the cyclic fluctuations that have traditionally affected the international market for specialty steels.

The Company's strategic objectives include maintaining its market leadership in Brazil; supplying specialty steels to different markets, preferably to those in South America; and enhancing its own status as a world player in the stainless steels segment.

To accomplish these objectives, Acesita has adopted a commercial strategy focused on building a closer rapport with its customers, adding value to its products, and creating an environment of partnerships capable of stimulating the consumption of the Company's steel products, particularly in Brazil and other South American countries.

12 – OPERATIONAL MANAGEMENT

Acesita's steel mill at Timóteo operated throughout the year with no unusual events that might have disrupted its regular industrial activities or diminished its productivity. Quite the contrary. The results achieved actually surpassed the expected volumes.

Just as important as the steel mill's output was the success of efforts to improve its quality indicators and put together a product mix with more value-added. As a result, the production of cold-rolled stainless steels increased by 7.7% while the output of oriented-grain (OG) silicon steels – one of the most complex products found in the world steel industry – grew 13.7%.

Because of the healthy demand for electrical steels, the first phase of an investment project to expand the mill's OG silicon steel production capacity, which had been originally scheduled for March 2007, was completed ahead of time in October 2006. This first stage alone raised the production capacity from 40 thousand to 50 thousand tons of OG silicon steel per year. When the project is completed in early 2008, this production capacity will jump to 60 thousand tons per year.

Another important event in 2006 was the implementation of dust-collecting systems in Blast Furnace I, a capital investment to protect the environment. This project symbolizes the completion of major interventions in Acesita's industrial facilities.

The management model adopted by the steel mill at Timóteo is structured around the Acesita Production System (SPA), a global performance management program for industrial operations where all the opportunities for production gains are mapped out and elaborated so as to improve the mill's operating indicators and productivity rates as well as the quality of its processes and equipment.

13 – HUMAN RESOURCE MANAGEMENT

The human resource management model adopted by Acesita is designed to attract, retain and foster the development of talented, creative and dynamic professionals. The Company has therefore invested continually in professional capacity-building and training.

In addition to the permanent investments in employee qualification, Acesita acknowledges collective efforts and encourages everyone to contribute to the achievement of results through an attractive compensation policy. The Company places great value on individual talent as well by prioritizing its own employees when it comes to filling vacancies in its organizational structure.

In order to measure the level of employee satisfaction in the workplace, Acesita conducts an Organizational Climate Survey every year, with voluntary employee participation. Based on the findings, action plans are put into practice to promote the well-being of employees in their workplace and to improve the organizational climate. Judging by the data gathered over the last three years, there has been a significant increase in the satisfaction rates.

14 – SAFETY AND HEALTH

Acesita believes that business success should come in tandem with safety and good health, this being the reason why it maintains programs designed to prevent occupational diseases and accidents at work for all of its employees and service providers.

In 2006, the Company registered the best historical results in terms of safety and health, with a record-low frequency rate for accidents at work involving its own employees as well as outsourced workers. In fact, the only two accidents reported in 2006 were of no major consequence for the workers involved, and entailed no lost time.

Acesita also maintains a health plan for all employees and their dependents, including medical, hospital and dental care and treatment. In 2006, it spent R$ 14.0 million on this health plan.

Furthermore, the Company offers a Private Pension Plan (Aceprev) with 3,819 participants, 3,247 of whom are in service and 572 are assisted. It contributes as much to the plan and its employees, but the contributions are limited to 5% of their salaries. In 2006, its counterpart totaled R$ 7.4 million.

Frequency Rate of Accidents


4,7
3,5
2,6
2,7
1,5
2002
2003
2004
2005
2006

15 – ENVIRONMENTAL MANAGEMENT

Environmental preservation is one of the pillars of Acesita's business sustainability model. Certified for ISO 14001 since 2001, the Company invests in the continuous improvement of its production processes for the ultimate purpose of protecting the environment and the natural resources.

Through an agreement with the Timóteo local government, the Company has embarked on a project named *Acesita Verde* [Green Acesita] to preserve and rehabilitate 2.5 thousand hectares of green areas of its own property.

Acesita is also carrying out an environmental awareness program for employees and the community at Timóteo. The Acesita Environmental Education Center – Oikós is a private reserve of 989 hectares of Atlantic rainforest maintained by the Company, and it houses environmental preservation and education projects as well as cultural and income generation programs.

Destination of Residues - 2006


By-processed
4,9%
Placed at industrial yard
21,4%
Sold/Given out
73,2%
Recycled
0,5%

In order to preserve the natural resources, Acesita promotes actions to recycle and reuse the materials ensuing from its production processes. Approximately 96% of the water used in its industrial activities is reutilized. The Company also adopts suitable and environmentally sound practices and solutions to control air, water and sound emissions.

16 – SOCIAL COMMITMENT

One of Acesita's commitments is to improve the social conditions of the communities living within its sphere of influence. The Company sponsors, through the Acesita Foundation, a program designed to raise the standards of education in the public schools of Vale do Aço [Steel Valley], where the steel mill is located, and in Jequitinhonha Valley, which is home to Acesita Energética. The program consists of initiatives that benefit the managers and students of the state and municipal public schools in these two areas.

The Acesita Foundation also promotes several activities intended to support and strengthen social entities, and to encourage local cultural and artistic production.

As a means to foster the socioeconomic development of the populations in Timóteo and Vale do Aço, and to stimulate their entrepreneurial spirit, Acesita maintains the Stainless Steel Institute, an advanced center of specialized training in the workability of stainless steel.

Another way that Acesita has found to contribute to the economic development of Timóteo was the establishment of a partnership with the Timóteo Development Agency (ADT), which plays an active role in promoting the sustainable growth of this region.

x.x.x

Acesita S.A.

(A publicly traded company)

Balance sheets as of December 31

(In thousands of reais)

ASSETS	Consolidated		Parent Company	
	2006	2005	2006	2005
Current assets				
Cash and cash equivalents (note 5)	557,868	384,065	498,122	309,189
Trade accounts receivable (note 6)	447,140	324,012	482,927	362,503
Inventories (note 7)	628,650	553,611	549,721	497,882
Recoverable and deferred taxes (note 8)	118,922	74,267	115,034	70,089
Account receivable (note 9)	35,894	33,886	35,894	33,886
Other current assets	23,340	37,507	21,536	35,391
	1,811,814	1,407,348	1,703,234	1,308,940
Noncurrent assets				
Long-term receivables				
Credit with subsidiaries	-	-	94,852	96,973
Account receivable (note 9)	-	22,591	-	22,591
Recoverable and deferred taxes (note 8)	226,011	232,866	191,177	205,373
Judicial deposits (note 10)	94,840	143,749	91,890	140,239
Other noncurrent assets	25,432	37,990	25,427	37,569
	346,283	437,196	403,346	502,745
Permanent Assets				
Investments (note 11)	3,056	5,999	238,080	185,499
Property, Plant and Equipment (note 13)	2,314,960	2,357,932	2,140,648	2,212,983
Intangible assets	39,955	42,511	39,772	42,452
Deferred Assets	16,043	9,843	-	-
	2,374,014	2,416,285	2,418,500	2,440,934
Total assets	4,532,111	4,260,829	4,525,080	4,252,619

See the notes to the financial statements.

Acesita S.A.

(A publicly traded company)

Balance sheets as of December 31

(In thousands of reais)

LIABILITIES	Consolidated		Parent Company	
	2006	2005	2006	2005
Current liabilities				
Financing loans (note 14)	198,088	379,086	197,794	371,870
Trade payables				
In Brazil	316,438	131,230	312,368	124,952
Overseas	132,897	241,675	132,365	241,472
Payroll and related charges	79,459	66,510	73,850	61,641
Taxes and contributions (note 15)	60,807	54,071	57,397	52,529
Dividends and interest on shareholders' equity	123,419	92,407	122,015	92,407
Payables to subsidiaries	-	-	-	3,697
Provision for restructuring (note 16)	11,556	-	11,556	-
Other current liabilities	47,953	24,697	43.517	16,318
	970,617	989,676	950.862	964,886
Noncurrent liabilities				
Long-term liabilities				
Financing loans (note 14)	297,105	434,051	295,756	433,217
Taxes and contributions (note 15)	367.107	385,957	332,759	361,157
Taxes and Contributions in Litigation (note 17)	21,557	66,510	19,957	64,914
Payables to subsidiaries	-	-	4,257	4,660
Provision for contingencies (note 18)	120,961	68,346	117,527	65,270
Provision for restructuring (note 16)	2,712	-	2,712	-
Other noncurrent liabilities	20,178	48	54,572	32,421
	829,620	954,912	827,540	961,639
Shareholders' equity (note 19)				
Capital	1,251,921	901,921	1,251,921	901,921
Capital reserves	3,948	3,948	3,948	3,948
Revaluation reserves	707,001	771,942	707,001	771,942
Profit reserves	783,808	648,283	783,808	648,283
Accrued losses	(14,804)	(9,853)	-	-
	2,731,874	2,316,241	2,746,678	2,326,094
Total liabilities plus shareholders' equity	4,532,111	4,260,829	4,525,080	4,252,619

See the notes to the financial statements.

Acesita S.A .

(A publicly traded company)

Statements of income

Years ended December 31

(In thousands of reais, except for net income per share)

	Consolidated		Parent Company	
	2006	2005	2006	2005
REVENUE FROM GOODS AND SERVICES				
Domestic Market	3,281,661	2,928,723	3,144,693	2,765,162
International market	1,083,186	1,011,336	1,082,884	1,047,371
Sales tax, deductions and rebates	(817,779)	(745,438)	(785,166)	(703,407)
Net operating revenue	3,547,068	3,194,621	3,442,411	3,109,126
Cost of goods sold and services rendered	(2,344,043)	(2,151,866)	(2,340,538)	(2,141,818)
Gross profit	1,203,025	1,042,755	1,101,873	967,308
Operating income (expenses)				
Sales	(201,944)	(185,559)	(157,125)	(152,599)
General and administrative, mainly payroll and related charges, depreciation and amortizations	(166,962)	(162,515)	(141,349)	(141,325)
Managements' fees	(5,433)	(5,273)	(3,565)	(4,044)
Other net operating expenses	(89,317)	(9,926)	(90,136)	(9,217)
Net income before the financial income and interests in subsidiaries	739,369	679,482	709,698	660,123
FINANCIAL INCOME				
Financial expenses	(91,017)	(131,649)	(78,813)	(112,248)
Financial revenue	56,538	58,676	53,917	56,502
monetary and exchange variance, net of swap effects	48,369	97,306	43,488	88,766
	13,890	24,333	18,592	33,020
Interests in other companies				
Equity in net income of subsidiaries and associated companies	-	-	19,715	(6,114)
Dividends and interest on shareholders' equity on other investments	3,026	11,709	3,026	11,709
	3,026	11,709	22,741	5,595
Operating Income	756,285	715,524	751,031	698,738
NON-OPERATING PROFIT	2,376	4,077	1,638	18,576
Profit before income and social contribution taxes	758,661	719,601	752,669	717,314
INCOME TAX AND SOCIAL CONTRIBUTIONS	(131,373)	(128,653)	(120,585)	(128,453)
Net income for the year	627,288	590,948	632,084	588,861
Number of shares in circulation at the reporting date - thousand			74,294	74,294
Net income per share - R$			8.51	7.93

See the notes to the financial statements.

Acesita S.A .

A publicly traded company

Statements of changes in shareholders' equity

(In thousands of reais)

		Capital reserves	Revaluation Reserve	Profit reserves				
	Capital	Investment subsidy	Company PPE	Treasury Stock	Legal reserve	For investments and working capital	Retained earnings (Accumulated losses)	Total
BALANCES AT DECEMBER 31, 2004	901,921	3,948	411,047	(3,937)	19,984	189,845	-	1,522,808
Constitution of revaluation reserve, net of tax effects	-	-	390,764	-	-	-	-	390,764
Realization of revaluation reserve, net of tax effects	-	-	(29,869)	-	-	-	29,869	-
Net income for the year	-	-	-	-	-	-	588,861	588,861
Appropriation of net income								
Constitution of reserves	-	-	-	-	30,936	411,455	(442,391)	-
Interest on shareholders' equity proposed	-	-	-	-	-	-	(109,551)	(109,551)
.Proposed dividends	-	-	-	-	-	-	(66,788)	(66,788)
BALANCES AT DECEMBER 31, 2005	901,921	3,948	771,942	(3,937)	50,920	601,300	-	2,326,094
Prior year adjustments	-	-	-	-	-	(12,847)	-	(12,847)
Capital increase using reserves	350,000	-	-	-	-	(350,000)	-	-
Realization of revaluation reserve, net of tax effects	-	-	(64,941)	-	-	-	64,941	-
Net income for the year	-	-	-	-	-	-	632,084	632,084
Appropriation of net income								
Constitution of reserves	-	-	-	-	34,851	463,521	(498,372)	-
Interest on shareholders' equity proposed	-	-	-	-	-	-	(124,900)	(124,900)
.Proposed dividends	-	-	-	-	-	-	(73,753)	(73,753)
BALANCES AT DECEMBER 31, 2006	1,251,921	3,948	707,001	(3,937)	85,771	701,974	-	2,746,678

See the management notes to the financial statements.

Acesita S.A .

(A publicly traded company)

Statements of changes in shareholders' equity

Years ended December 31

(In thousands of reais)

	Consolidated		Parent Company	
	2006	2005	2006	2005
SOURCES OF FUNDS:				
Operations				
Net income for the year	627,288	590,948	632,084	588,861
Items not affecting working capital:				
Depreciation, amortization and depletion	185,481	146,899	164,857	129,836
Receipts on the sale/derecognition of permanent assets	2,109	15,821	2,807	9,184
Equity in net income of subsidiaries and associated companies	-	-	(19,715)	6,114
Making (reversal) of long-term and permanent provisions	55,938	(68,957)	55,852	(61,548)
Financial expenses (income), net, including monetary and exchange variations and long-term interest	(30,296)	(94,135)	(28,526)	(87,740)
	840,520	590,576	807,359	584,707
From third parties-				
Long-term financing loans obtained:				
Foreign currency	-	5,164	-	5,164
Local currency	114,607	39,426	113,171	38,836
Receipts from sale of permanent assets and assets put up for sale	10,209	2,165	9,142	2,165
Transfer of receivables to the current assets	28,178	31,330	28,140	31,330
Reduction of recoverable taxes and contributions (net)	8,471	11,200	15,811	11,200
Credits with subsidiaries, transfer of other noncurrent assets and permanent assets to current assets and others	25,301	(1,286)	22,102	25,395
Total sources	1,027,286	678,575	995,725	698,797

See the management notes to the financial statements.

Acesita S.A .

(A publicly traded company)

Statements of changes in shareholders' equity

Years ended December 31

(In thousands of reais)

	Consolidated		Parent Company	
	2006	2005	2006	2005
APPLICATION OF FUNDS:				
In permanent assets-				
Investments	-	-	31,810	16,937
Property, Plant and Equipment	158,683	131,255	112,038	88,474
Deferred Assets	12,323	41	-	-
For other purposes-				
Transfer of long-term financing loans to current liabilities:				
Foreign currency	194,365	352,288	194,365	351,529
Local currency	16,204	50,592	16,118	50,362
Settlement of long-term financing loans	15,428	-	14,583	-
Interest on shareholders' equity proposed	124,900	109,551	124,900	109,551
Proposed dividends	73,753	66,788	73,753	66,788
Other transfers to current liabilities and others	8,105	10,286	19,840	10,286
Total applications	603,761	720,801	587,407	693,927
Increase (decrease) in current capital	423,525	(42,226)	408,318	4,870
Current assets				
At end of year	1,811,814	1,407,348	1,703,234	1,308,940
At beginning of year	1,407,348	1,558,104	1,308,940	1,403,040
	404,466	(150,756)	394,294	(94,100)
Current liabilities				
At end of year	970,617	989,676	950,862	964,886
At beginning of year	989,676	1,098,206	964,886	1,063,856
	(19,059)	(108,530)	(14,024)	(98,970)
Increase (decrease) in current capital	423,525	(42,226)	408,318	4,870

See the management notes to the financial statements.

Acesita S.A .
(A publicly traded company)

Statements of cash flow

Financial years ended 2006 and 2005

(In thousands of reais, except for net income per share)

	Consolidated		Parent Company	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income for the year	627,288	590,948	632,084	588,861
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, amortization and depletion	185,481	146,899	164,857	129,836
Receipts on the sale/derecognition of permanent assets	2,109	15,821	2,807	9,184
Equity in net income of subsidiaries and associated companies	-	-	(19,715)	6,114
Provisions recorded	77,872	(44,090)	77,637	(56,330)
Financial expenses (income), net, including monetary and exchange variations and interest	19,204	(55,885)	20,947	(49,487)
	911,954	653,693	878,617	628,178
(Increase) decrease in assets				
Accounts receivable	(146,540)	125,930	(143,836)	150,374
Inventories	(58,192)	14,509	(36,886)	4,159
Credit with subsidiaries	-	-	(5)	26,665
Taxes and contributions (current and long-term)	(45,371)	(11,749)	(45,732)	5,436
Notes receivable	23,229	12,041	23,190	13,211
Other	16,044	(13,338)	14,432	(13,700)
	(210,830)	127,393	(188,837)	186,145
(Increase) decrease in liabilities				
Trade payables	73,855	126,175	75,733	132,334
Payroll and related charges	8,831	9,798	8,091	9,341
Taxes and Contributions	(1,027)	(24,100)	(6,877)	(21,107)
Other	30,766	(26,319)	29,264	(21,198)
	112,425	85,554	106,211	99,370
Net cash provided by operating activities	813,549	866,640	795,991	913,693
CASH FLOWS FROM INVESTMENT ACTIVITIES:				
Purchase of PPE/Expenses on deferred assets	(171,006)	(131,255)	(112,038)	(88,474)
Advance for future capital increase in subsidiaries	-	-	(31,810)	(16,937)
Receipts from sale of permanent assets and assets put up for sale	10,209	1,098	9,142	1,098
Net cash used in investment activities	(160,797)	(130,157)	(134,706)	(104,313)

Acesita S.A .

(A publicly traded company)

Statements of cash flow

Financial years ended 2006 and 2005

(In thousands of reais, except for net income per share)

CASH FLOWS FROM FINANCING ACTIVITIES:				
Loans and financings - foreign currency				
Receipts	13,302	24,414	13,302	24,414
Payments	(367,342)	(486,806)	(367,190)	(486,047)
Loans and financings - local currency				
Receipts	120,830	46,232	118,267	40,581
Payments	(79,064)	(154,707)	(70,056)	(154,304)
Payment of interest in shareholders' equity and dividends	(166,675)	(259,398)	(166,675)	(259,398)
Net cash used in financing activities	(478,949)	(830,265)	(472,352)	(834,754)
CASH FLOW GENERATED (USED) IN THE YEAR	173,803	(93,782)	188,933	(25,374)
	2006	2005	2006	2005
Increase (decrease) in cash and cash equivalents				
At beginning of year	384,065	477,847	309,189	334,563
At the end of the period	557,868	384,065	498,122	309,189
Change in cash and cash equivalents	173,803	(93,782)	188,933	(25,374)

Statements of added value as of December 31, 2006 and 2005

(In thousands of reais, unless specified otherwise)

	Consolidated		Parent Company	
	2006	2005	2006	2005
Revenues	4,329,668	3,906,141	4,199,427	3,799,703
Sales of products and services (before returns and rebates)	4,332,114	3,901,779	4,202,311	3,780,602
Reversal of (addition to) allowance for doubtful accounts	(4,822)	285	(4,522)	525
Nonoperating	2,376	4,077	1,638	18,576
Consumables acquired	(2,866,693)	(2,577,096)	(2,835,269)	(2,547,180)
Raw Materials consumed	(1,902,367)	(1,756,342)	(1,901,923)	(1,752,186)
Material, power, outsourced services and others	(964,326)	(820,754)	(933,346)	(794,994)
Gross added value	(1,462,975)	1,329,045	1,364,158	1,252,523
Retentions				
Depreciation, amortization and depletion	(185,481)	(146,899)	(164,854)	(129,836)
Net added value produced by the Company	1,277,494	1,182,146	1,199,304	1,122,687
Transferred added value	103,310	149,443	119,798	134,437
Equity in net income of subsidiaries and associated companies	-	-	19,715	(6,114)
Dividends and interest on shareholders' equity on other investments	3,026	11,709	3,026	11,709
Net financial income, monetary variance and exchange gains	100,284	137,734	97,057	128,842
TOTAL ADDED VALUE TO BE DISTRIBUTED	1,380,804	1,331,589	1,319,102	1,257,124

Acesita S.A .

(A publicly traded company)

Statements of added value as of December 31, 2006 and 2005

(In thousands of reais, unless specified otherwise)

	Consolidated				Parent Company			
	2006		2005		2006		2005	
		%		%		%		%
ADDED VALUE DISTRIBUTED:								
EMPLOYEES								
Salaries, charges	228,870	16.58%	219,708	16.50%	214,343	16.25%	207,281	16.49%
Managements' fees	6,085	0.44%	5,273	0.40%	3,565	0.27%	4,044	0.32%
Employee profit shares	18,226	1.32%	11,483	0.86%	15,075	1.14%	10,543	0.84%
	253,181	**18.34%**	**236,464**	**17.76%**	**232,983**	**17.66%**	**221,868**	**17.65%**
TAXES								
Federal	367,521	26.62%	356,131	26.74%	331,574	25.14%	326,036	25.94%
State	50,287	3.64%	41,823	3.14%	44,658	3.39%	28,639	2.28%
Municipal	11,448	0.83%	9,982	0.75%	11,331	0.86%	9,886	0.79%
Less: Tax incentives	(4,135)	(0.30%)	(4,012)	(0.30%)	(4,040)	(0.31%)	(4,012)	(0.32%)
	425,121	**30.79%**	**403,924**	**30.33%**	**383,523**	**29.07%**	**360,549**	**28.68%**
INTEREST	**68,035**	**4.93%**	**94,782**	**7.12%**	**63,518**	**4.82%**	**80,428**	**6.40%**
RENT	**7,183**	**0.52%**	**5,471**	**0,41%**	**6,994**	**0.53%**	**5,418**	**0.43%**
APPROPRIATION OF NET INCOME								
Interest on shareholders' equity proposed	124,900	9.05%	109,551	8.23%	124,900	9.47%	109,551	8.71%
Proposed dividends	73,753	5.34%	66,788	5.02%	73,753	5.59%	66,788	5.31%
Retained earnings	428,631	31.04%	414,609	31.14%	433,431	32.86%	412,522	32.82%
	627,284	**45.43%**	**590,948**	**44.38%**	**632,084**	**47,92%**	**588,861**	**46.84%**
	1,380,804	**100%**	**1,331,589**	**100%**	**1,319,102**	**100%**	**1,257,124**	**100%**

(In thousands of reais, unless specified otherwise)

1 Operations

Acesita S.A. (the "Company") is a Brazilian publicly-traded company whose core activities are the production and sale of special steel products, agribusiness and providing technical services related to these activities.

The Company carries out its core activities at its plant located in Timóteo, Minas Gerais state, Brazil and also has investments in other companies with businesses related to its own activities.

At December 31, 2006, the principal investments in subsidiary and associated companies, and their respective activities, were:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name "Amorim Comercial" and "Acesita Serviços Campinas", as well as investments in other companies, as follows
  - Acesita Energética Ltda. - (100% interest) - reforestation and production of charcoal
  - Inox Tubos S.A. - (43.85% interest - 50.0% of the voting capital) – production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (100% interest) – commercial representation in Argentina
  - Preservar Madeira Reflorestada Ltda. – (indirect interest of 50%) – manufacturing of wooden artifacts.
- Acesita International Ltd. - (100% direct interest) - overseas commercial representation.
- Acesita Export and Trade - (100% direct interest) - overseas commercial representation.
- Acesita Centros de Serviços Ltda. - (100% direct interest) - services of cutting and finishing steel products in general

On November 10, 2005, through Arcelor Spain Holding S.L., the Arcelor Group acquired the common shares in the Company held by the pension funds Caixa de Previdência dos Funcionários do Banco do Brasil - "Previ" and Fundação Petrobras de Seguridade Social - "Petros" thereby raising its interest in the voting capital to 63.6% of the common shares and 35.9% of the total capital.

By way of its subsidiary Arcelor Spain Holding S.L., on January 05, 2006 the Arcelor Group acquired the common shares in the Company held by the pension fund Fundação Sistel de Seguridade Social.

The Arcelor Group then held 75.75% of the common shares in the Company (39.98% of the total capital), becoming its parent company.

(In thousands of reais, unless specified otherwise)

As authorized by the CVM and disclosed through the Notice on March 28, 2006, by way of its subsidiary Arcelor Spain Holding S.L., the Arcelor Group made a Public Acquisition Offering for Acesita SA Common and Preferred Shares. The acquisition was financially settled on May 03, 2006, resulting in the acquisition of 3,712,354 common shares and 7,984,457 preferred shares for the amount of R$138.2 million and R$290.2 million respectively.

Following the acquisition, the Arcelor Group held 90.65% of the common shares and 38.12% of the preferred shares in Acesita, accounting for 55.67% of the Company's total capital, jointly considering the equity interests held by Arcelor Aços Especiais do Brasil Ltda. and Arcelor Spain Holding S.L.

On June 25, 2006 the Management of Arcelor (Luxemburg), the parent company of Acesita S.A., recommended acceptance of the revised proposal tender by Mittal Steel Company N.V ("Mittal") to acquire the shares of its issue.

On July 26, 2006 Mittal announced the final results of its share acquisition offering, which expired on July 13, 2006, having acquired 91.88% and 91.97% of the total and voting capital of Arcelor respectively. Based on these results and as announced by Mittal on July 18, the minimum transaction conditions had been met and Mittal's offering was a success.

In the second quarter of 2006, the subsidiary AP Produtos Metalúrgicos S.A. acquired assets owned by the company Cosinox – Centro de Serviços de Aços Ltda, which were used to incorporate the Service Center in Campinas, Sao Paulo state. On June 09, 2006 Acesita Serviços, Comércio, Indústria e Participações Ltda. merged with AP Produtos Metalúrgicos S.A. in order to bring under one roof the corporate activities that both companies carry out. The Service Center in Campinas, Sao Paulo state has been a branch of Acesita Serviços, Comércio, Indústria e Participações Ltda. ever since.

2 Presentation of the financial statements

The Company's financial statements and the consolidated statements as of December 31, 2006 and 2005 have been prepared in accordance with accounting practices derived from Brazilian Corporation Law and regulations of the Brazilian Securities Commission – CVM. Presentation of the statements has been adjusted to comply with CVM Resolution 488 of October 03, 2005, including comparative data from 2005.

In order to enhance the information provided to the market, the Company is presenting the following supplementary information embracing the parent company and the consolidated statement.

(a) Statements of cash flows

The Company is presenting as supplementary information the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON Brazilian Institute of Independent Auditors.

(b) Statements of added value

The Company is presenting the statements of added value, prepared in accordance with Official Circular /CVM/SNC/SEP 01/06, the aim of which is to show the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Specific information contained in the traditional statement of income has been reclassified, due to the fact that, in the statement of added value, it was considered as distribution of the added value generated.

3 Summary of the principal accounting practices

(a) Assets and liabilities stated in foreign currency or indexed – the assets and liabilities stated in foreign currency are translated into reais at the exchange rate disclosed by the Brazilian Central Bank at the reporting date. Assets and liabilities stated in reais, subject to contractual or legal indexation, are restated up to the reporting date according to the corresponding index. Monetary and exchange variance are recognized directly in the statement of income for the year. The derivatives represented by exchange variance swaps plus interest swapped for the variation of the CDI rates, are presented in these financial statements at the obligation/right value at the reporting date, according to the accrual basis of accounting.

(b) Current and noncurrent assets

- Interest earning bank deposits - recorded at the acquisition cost plus the return obtained up to the reporting date, in accordance with the rates agreed with the financial institutions.

- Allowance for possible loan losses - calculated at an amount considered adequate to cover any losses on receivables based on the individual evaluation of the credits and each customer's financial situation, including their past relationship with the Company.

- Inventories – stated at the lower of the average acquisition cost of the purchases or production and the market value. Imports in progress are stated at the accrued cost of each import operation.
- *Other assets* – are stated at the lower of the cost amount, including when applicable the earnings and the monetary variance determined, and the realization amount.

(c) Investments – investment in subsidiary companies are appraised by the equity method based on investee companies' financial statements. The financial statements for overseas investments were produced in accordance with accounting practices compatible with those adopted by the Company. The amounts were translated into Reais at the foreign exchange rate ruling at the reporting date. Gains or losses arising from this translation, reflected in the parent company's statements, are recorded in the statement of income for the year.

The other permanent investments are valued at acquisition cost less a provision for devaluation, when applicable.

(d) Property, Plant and Equipment – stated at the revalued amount, including the following items:

- *Additions* – includes the cost of acquisition, formation or construction
- *PPE depreciation* – calculated according to the expected useful life of the assets, all of which are subject to the straight line depreciation method. Up to December 31, 2005 the units produced method was used for items related to the production areas and the straight-line method for the remaining items (See Note 13).
- *Depletion of forest reserves* – calculated based on the number of trees felled in the year in relation to the potential existing volume and the accrued maintenance costs.

(e) Intangible assets - recorded at acquisition cost. This mainly refers to the cost of acquiring software licenses amortized over five years.

(f) Deferred assets – valued at cost, net of the amortizations made over the maximum term of ten years, as from the date the rewards begin to be generated. The consolidated statement mainly includes goodwill deriving from the acquisition of the companies Amorim Comercial S.A. and AP Produtos Metalúrgicos S.A. through the acquisition of Cosinox assets, amortized over five years as from the acquisition dates, based on projected future profits.

(g) Current and noncurrent liabilities – stated at known or calculable amount, plus any applicable legal or contractual charges and monetary variance incurred.

(h) Provisions - a provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(i) Income and social contribution taxes – the current and deferred income and social contribution taxes are calculated based on rates of 15% plus a 10% surcharge on taxable income in excess of R$240 for income tax and 9% on the taxable income for the social contribution on net income. The taxes consider the carryforward of tax losses and negative social contribution base, limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and consider past profitability and expectations of future taxable income, based on a technical viability study.

(j) Income statement - The income statement is determined according to the accrual basis of accounting.

(k) Accounting estimates - the preparation of the financial statements in accordance with accounting practices deriving from Brazilian corporation law and regulations issued by the Brazilian Securities Commission requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least once a year.

(l) Pension plan and employee retirement benefits – the cost of sponsoring the pension plan and respective plan surpluses are recorded in accordance with CVM Resolution 371/2000.

(In thousands of reais, unless specified otherwise)

4 Consolidated financial statements

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of the parent company and the subsidiaries mentioned in Note 1.

The consolidation eliminated the parent company's interests in the subsidiaries' shareholders' equities and the material balances of assets and liabilities, revenue, costs, expenses and unrealized profits deriving from transactions performed between the companies, net of tax effects. The subsidiaries Inox Tubos S.A. and Preservar Madeira Reflorestada Ltda., the control of which is exercised in conjunction with other shareholders, are consolidated according to the proportional consolidation method, applicable to each item in the subsidiaries' financial statements. Minority interests are not therefore presented.

The balances of the summarized balance sheet and statement of income of Inox Tubos S.A. and Preservar Madeira Reflorestada Ltda. are presented below:

			Balance sheets	
	Inox Tubos S.A.		Preservar Madeira Reflorestada Ltda.	
	2006	2005	2006	2005
Assets				
Current	37,058	24,152	4,186	5,053
Noncurrent assets				
Noncurrent assets	177	212	38	32
PPE and deferred assets	13,002	14,845	7,567	5.083
Total Assets	50,237	39,209	11,791	10,168
Liabilities				
Current	14,916	8,913	1,976	2,620
Noncurrent liabilities		-	891	40
Equity	35,321	30,296	8,924	7,508
Total Liabilities plus Shareholders' Equity	50,237	39,209	11,791	10,168

(In thousands of reais, unless specified otherwise)

	Statement of income			
	Inox Tubos S.A.		Preservar Madeira Reflorestada Ltda.	
	2006	2005	2006	2005
Net revenue	155,973	120,032	16,724	17,474
Operating income	12,864	1,202	1,965	3,918
Net income for the year	8,639	1,045	1,383	3,298

The reconciliation of the amounts referring to the shareholders' equity and income between the consolidated and parent company statements is as follows:

	Equity		Net income for the year	
	2006	**2005**	**2006**	**2005**
Consolidated	2,731,874	2,316,241	627,288	590,948
Elimination of unrealized earnings in transactions with subsidiaries	14,804	9,853	4,796	(2,087)
Parent Company	2,746,678	2,326,094	632,084	588,861

5 Cash and cash equivalents

	Consolidated		Parent Company	
	2006	**2005**	**2006**	**2005**
Cash and banks	165,017	94,800	119,010	37,023
Interest earning bank deposits:				
Bank deposit certificates	85,868	98,373	85,868	98,373
Securities held under repurchase agreements	292,233	173,493	292,233	173,493
Other, mainly fixed income funds	14,750	17,399	1,011	300
	557,868	384,065	498,122	309,189

The bank deposit certificates earn interest which approximates that of the Interbank Deposit Certificate (CDI) interest rate.

The securities held under repurchase agreements are guaranteed by government bonds and/or private securities, with interest linked to the CDI interest rate.

Management notes to the financial statements

(In thousands of reais, unless specified otherwise)

6 Trade accounts receivable

	Consolidated		Parent Company	
	2006	2005	2006	2005
Customers – foreign market	255,273	217,559	267,815	248,981
Customers - domestic customers	349,969	244,656	361,278	244,582
Vendor	(139,042)	(122,310)	(130,065)	(119,481)
Allowance for possible loan losses	(19,060)	(15,893)	(16,101)	(11,579)
	447,140	324,012	482,927	362,503

7 Inventories

	Consolidated		Parent Company	
	2006	2005	2006	2005
Finished goods	206,936	166,763	146,666	126,353
Goods held by third parties	9,230	1,652	9,230	1,652
Work in process	204,458	138,360	200,424	135,086
Raw Materials	117,208	114,979	106,611	105,877
Imports in transit	35,680	73,225	35,618	73,002
Materials for consumption, maintenance and other	70,402	72,615	66,072	69,895
Provision for losses	(15,264)	(13,983)	(14,900)	(13,983)
	628,650	553,611	549,721	497,882

Finished goods inventories, amounting to approximately R$43,899 (R$51,819 in 2005), were given in guarantee for administrative and legal proceedings in progress.

(In thousands of reais, unless specified otherwise)

8 Recoverable and deferred taxes

	Consolidated		Parent Company	
	2006	2005	2006	2005
Deferred income and social contribution taxes	263,945	213,712	231,322	188,642
Withholding income tax and prepaid IRPJ and CSLL (net)	21,005	24,608	20,173	21,504
PIS	8,984	41,398	7,505	40,021
COFINS	30,163	7,862	29,678	7,522
ICMS and IPI	19,487	18,984	17,291	17,769
Other	1,349	569	242	4
	344,933	307,133	306,211	275,462
Current	(118,922)	(74,267)	(115,034)	(70,089)
Noncurrent assets	226,011	232,866	191,177	205,373

The PIS credit as of December 31, 2005 mainly refers to overpayments made in prior years as a result of a Declaratory Action in which the Federal Supreme Court declared the payments to be unconstitutional. The Company continued to contest the criteria for restating these credits, its appeal having been judged favorably at two levels and eventually in 2005, the Company obtained a final and unappealable decision in its favor. The Company accordingly recorded in 2005 the credits resulting from this favorable decision, to the amount of R$6,121. In 2006 the amount of R$39,664 was offset against other federal taxes.

The balances of PIS and COFINS as of December 31, 2006 refer to current and extempore credits determined in the 2006 financial year which will be realized in the 2007 financial year

At December 31, 2006 and 2005, the deferred income and social contribution taxes on net income were calculated and recorded as follows:

			2006	2005
	Income tax	Social Contribution	Total	Total
Consolidated-				
Tax loss and negative base	939,474	944,488		
Intertemporal differences	493,580	491,844		
	1,433,054	1,436,332		
Tax rates	25%	9%		
Total deferred income and social contribution taxes	358,264	129,270	487,534	540,416
Unrecorded deferred income and social contribution taxes	(164,010)	(59,579)	(223,589)	(326,704)

Management notes to the financial statements

(In thousands of reais, unless specified otherwise)

Deferred income and social contribution taxes recognized as assets	194,254	69,691	263,945	213,712
Current	(41,972)	(15,137)	(57,109)	(36,780)
Noncurrent	152,282	54,554	206,836	176,932
Parent Company-				
Tax loss and negative base	765,938	748,726		
Intertemporal differences	465,885	463,925		
	1,231,823	1,212,651		
Tax rates	25%	9%		
Total deferred income and social contribution taxes	307,956	109,139	417,095	471,813
Unrecorded deferred income and social contribution taxes	(137,776)	(47,997)	(185,773)	(283,171)
Deferred income and social contribution taxes recognized as assets	170,180	61,142	231,322	188,642
Current	(41,687)	(15,008)	(56,695)	(36,510)
Noncurrent	128,493	46,134	174,627	152,132

The balance of the Parent Company's tax loss includes R$221,819 (same amount in 2005) a non-operating tax loss which can only be carried forward against non-operating profits (amount not activated as of December 31, 2006).

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying values. The main intertemporal differences relate to the provision for loss on unamortized goodwill of subsidiaries and provisions which become deductible when paid or realized.

In the 2006 financial year the Company reported three years of taxable income, considering the last five years, enabling the recording of deferred tax credits in addition to those previously recorded as determined by CVM Instruction 371/2002. Based on the expected generation of future taxable income, determined in a technical study approved by management, the Company therefore recognized the taxable credits on tax losses and negative social contribution bases from prior years (including effects of the Summer Plan – See note 17). There is no statutory limitation period for these credits and they can be offset against a maximum of 30% of annual taxable income. The carrying amount of the deferred tax asset and the projections shall be revised periodically, in the event material factors occur which modify the projections.

Management notes to the financial statements

(In thousands of reais, unless specified otherwise)

The deferred income and social contribution taxes of R$188,642 in 2005 were recognized by the Company prior to the introduction of CVM Instruction 371/2002, taking into consideration the existence of deferred income tax and social contribution liabilities relating to the revaluation reserve made in prior years, realization of which at the time was in line with the projected realization of deferred income tax and social contribution liabilities (see Note 15).

Company Management considers that deferred assets derived from temporary differences are realized proportionally to final resolution of the contingencies and events.

Based on the projections for future taxable income, prepared in accordance with CVM Instruction 371, the Company expects to offset the tax credits deriving from accrued losses in the following years:

	Estimated use of the recorded credit	
Base year	**Consolidated**	**Parent Company**
2007	57,109	56,695
2008	93,781	89,821
2009	113,055	84,806
Total	263,945	231,322

(In thousands of reais, unless specified otherwise)

The reconciliation of income and social contribution tax credit/expense in the 2006 and 2005 statements of income at their nominal and effective rates is as follows:

	Consolidated			
	2006		2005	
	IRPJ	CSLL	IRPJ	CSLL
Net income before income and social contribution taxes	758,661	758,661	719,601	719,601
Statutory tax rate	25%	9%	25%	9%
Income and social contribution tax calculated on the net income before income and social contribution taxes	(189,665)	(68,279)	(179,900)	(64,764)
Temporary and permanent differences				
Interest on shareholders' equity	31,225	11,241	27,388	9,860
Effects of the Summer Plan (exclusion of depreciation, derecognition of PPE and reversal of the provision existing in 2005)	1,780	641	19,822	7,783
Provision for losses, contingencies and others	(11,689)	(6,463)	2,493	930
Other	(16,170)	(5,489)	(2,157)	(158)
Income tax and social contribution expense at the end of each year	(184,519)	(68,349)	(132,354)	(46,349)
Realization of deferred income tax and social contribution credits	(24,599)	(8,856)	(11,314)	(4,073)
Tax loss carryforwards	59,908	22,078	45,495	16,220
Unrecorded Income tax and social contribution on temporary differences	26,040	9,331	189	81
Deferred income and social contribution taxes recorded under tax losses/negative calculation base	27,024	9,746	-	-
Workers' Meal Program	284	-	285	-
Other	1,433	(894)	3,216	(49)
Expenses in the year	(94,429)	(36,944)	(94,483)	(34,170)

	Parent Company			
	2006		2005	
	IRPJ	CSLL	IRPJ	CSLL
Net income before income and				

Management notes to the financial statements

(In thousands of reais, unless specified otherwise)

social contribution taxes	752,669	752,669	717,314	717,314
Statutory tax rate	25%	9%	25%	9%
Income and social contribution tax calculated on the net income before income and social contribution taxes	(188,167)	(67,740)	(179,329)	(64,558)
Temporary and permanent differences				
Equity in net income of subsidiaries and associated companies	5,929	2,134	(391)	(141)
Interest on shareholders' equity	31,225	11,241	27,388	9,860
Effects of the Summer Plan (exclusion of depreciation, derecognition of PPE and reversal of the provision existing in 2005)	1,780	641	19,822	7,783
Provision for losses, contingencies and others	(17,475)	(8,631)	1,438	518
Other	(14,612)	(4,897)	(3,645)	(665)
Income tax and social contribution expense at the end of each year	(181,320)	(67,252)	(134,717)	(47,203)
Realization of deferred income tax and social contribution credits	(24,599)	(8,856)	(11,314)	(4,073)
Tax loss carryforwards	61,783	22,832	48,230	17,218
Unrecorded Income tax and social contribution on temporary differences	28,988	10,377	-	-
Deferred income and social contribution taxes recorded under tax losses/negative calculation base	27,024	9,746	-	-
Workers' Meal Program	244	-	282	-
Other	1,334	(886)	3,195	(71)
Expenses in the year	(86,546)	(34,039)	(94,324)	(34,129)

The current and deferred income and social contribution taxes are broken down in the statement of income for the year as follows:

	Consolidated		Parent Company	
	2006	2005	2006	2005
Income and social contribution taxes				
Current	(203,514)	(128,923)	(196,720)	(128,453)
Deferred	72,141	270	76,135	-
Expense	(131,373)	(128,653)	(120,585)	(128,453)

(In thousands of reais, unless specified otherwise)

9 Notes receivable

Notes receivable refer to promissory notes receivable from Aços Villares S.A. deriving from the sale of shares in the Villares Group in prior years, subject to restatement by the IGPM price index, the last of which is payable on December 31, 2007. They amount to R$35,893 at December 31, 2006, in the short-term (R$56,477 in the long-term and R$33,886 in the short-term as of December 31, 2005).

10 Judicial Deposits

At December 31, 2006, the Company was party to lawsuits contesting the legal aspects of certain taxes and has judicial deposits related to these taxes (see note 17) and to the contingencies (see note 18).

	Consolidated		Parent Company	
	2006	2005	2006	2005
Taxes and social security	93,106	138,120	90,989	135,318
Labor and civil proceedings	1,734	5,629	901	4,921
	94,840	143,749	91,890	140,239

11 Investments

(a) The investments are as follows:

	Acesita Export and Trade		Acesita Centros de Serviços Ltda.		Acesita Serviços, Com., Ind. e Part. Ltda.		Acesita International Ltd. (*)	
	2006	2005	2006	2005	2006	2005	2006	2005
Capital	107	117	6,162	6,162	146,710	128,832	15,501	16,970
Number of shares held (in thousands)- Shares	0.1	0.1	6,162	6,162	146,710	128,832	7,250	7,250
Equity	1,888	1,023	1,441	1,036	235,257	180,360	(36,419)	(32,421)
Equity in the capital At the end of the period - %	100	100	100	100	100	100	100	100
Equity in the results	1,888	1,023	1,441	1,036	235,257	180,360	(36,419)	(32,421)
Other investment information								
Net income (Loss)	553	455	405	(39)	23,088	(4,127)	(6,807)	(7,843)
Reconciliation with the income in the net income of subsidiaries and associated companies								
Unrealized income and exchange difference	312	136	-	-	(643)	(2,282)	2,807	3,294
	865	319	405	(39)	22,445	(1,845)	(4,000)	(4,549)

Changes in investments are summarized below:

	In subsidiaries				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other subsidiary companies and other investments	Total
Balances at December 31, 2005	1,023	1,036	177,489	5,951	185,499
Equity in net income of subsidiaries and associated companies	865	405	22,445	-	23,715
Advance for future capital increase	-	-	31,809	-	31,809
Other	-	-	-	(2,943)	(2,943)
Balances at December 31, 2006	1,888	1,441	231,743	3,008	238,080

Management notes to the financial statements

(In thousands of reais, unless specified otherwise)

(b) The subsidiary Acesita International Ltd. had a capital deficiency at December 31, 2006 of R$36,419 (deficiency of R$32,421 at December 31, 2005). This amount is classified in other long-term liabilities, which as of December 31, 2006 presented an increase to the provision of R$3,998 (increase of R$4,549 as of December 31, 2005), which is recorded in the Company's equity in the net income of subsidiaries and associated companies.

(c) The companies directly or indirectly controlled by the Company do not have shares traded in stock exchanges.

(d) The income from equity interests is as follows:

	Consolidated		Parent Company	
	2006	**2005**	**2006**	**2005**
Appraised by equity accounting				
Acesita Serviços, Com., Ind. e Participações Ltda.	-	-	22,445	(1,845)
Acesita International Ltd.	-	-	(4,000)	(4,549)
Acesita Centros de Serviços Ltda.	-	-	405	(39)
Acesita Export and Trade	-	-	865	319
	-	-	19,715	(6,114)
Appraised at cost (dividends and interest on equity reserve received)				
Aços Villares S.A.	3,026	11,709	3,026	11,709
	3,026	11,709	22,741	5,595

(e) Investments in other companies are appraised at acquisition cost. This account is substantially comprised of the direct interest in the company Aços Villares S.A., corresponding to 4.41% of its voting capital.

(In thousands of reais, unless specified otherwise)

12 Related parties

(a) The main balances and transactions with related parties are as follows:

	ASSETS			LIABILITIES		
	Credit with subsidiaries	Receivables and other balances	Total	Payables to subsidiaries	Foreign suppliers, financing and other balances	Total
Arcelor Mittal Group	-	839	839	-	5,559	5,559
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	80,785	80,785	-	190	190
Acesita International Ltd.	93,874	-	93,874	4,257	-	4,257
Acesita Energética Ltda.		38	38	-	572	572
Preservar Madeira Reflorestada Ltda.	-	38	38	-	336	336
Acesita Argentina S.A.	-	-	-	-	925	925
Acesita Centros de Serviços Ltda.	978	379	1,357		1,115	1,115
Inox Tubos S.A.	-	2,625	2,625	-	174	174
Acesita Export and Trade	-	57,118	57,118	-	-	-
Total – 2006	94,852	141,822	236,674	4,257	8,871	13,128
Total – 2005	96,973	149,362	246,335	8,357	157,591	165,948

	Income				
	Revenues				
	Sales	Financial income and exchange variance	Total	Financial expenses, exchange variance and other	Purchases
Arcelor Mittal Group	16,710	-	16,710	20,564	39,969
Acesita Serviços, Comércio, Indústria e Participações Ltda.	278,180	-	278,180	-	6,079
Acesita International Ltd.	-	17,771	17,771	21,608	-
Acesita Energética Ltda.	-	-	-	-	59,855
Preservar Madeira Reflorestada Ltda.	-	-	-	-	3,934
Acesita Centros de Serviços Ltda.	-	17	17	3	10,928
Inox Tubos S.A.	151,437	-	151,437	-	2,427
Acesita Export and Trade	326,245	-	326,245	4,715	-
Total – 2006	772,572	17,788	790,360	46,890	123,192
Total – 2005	750,192	4,809	755,001	29,702	89,833

(In thousands of reais, unless specified otherwise)

The transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are subject to rates and terms agreed individually, and vary from LIBOR + 3% per annum (p.a.), plus exchange variance. Sales are made at prices compatible with those practiced with unrelated customers, considering volumes and other commercial aspects.

(b) Guarantees

At December 31, 2006, the Company had R$906 (same amount in 2005) of guarantees granted to related companies.

(c) Special Purpose Company - Stainless Overseas

In August 2000, the Company carried out an export receivables securitization transaction. As a result, part of the Company's exports were made through a special purpose company located overseas, Stainless Overseas, wholly owned by an international financial institution and its representatives, with activities limited exclusively to this securitization transaction.

Although the Company does not have any direct or indirect corporate investment in Stainless Overseas, under the securitization agreement, it is responsible for covering possible losses arising out of the securitization transactions.

The securitization agreement was terminated in August 2005. The financial settlement of the remaining assets and liabilities at Stainless Overseas occurred in the 2006 financial year. The winding up of the entity was applied for and is being processed by the respective agencies.

At December 31, 2005, Stainless Overseas had total assets of R$43,260, total liabilities of R$43,298 and negative equity of R$38.

In 2005 exports through Stainless Overseas amounted to R$365,861, R$35,504 of which were made with companies of the Arcelor Group. In 2005 the amount of interest paid by the Company to Stainless Overseas including remuneration of guarantees was R$2,245. No exports were made through Stainless Overseas in 2006 because the securitization contract was terminated.

Management notes to the financial statements

(In thousands of reais, unless specified otherwise)

13 Property, Plant and Equipment

	Consolidated				Parent Company				
			31/12/2006	31/12/2005			31/12/2006	31/12/2005	Useful life
	Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net	(in years)
In operation									
Buildings and installations	875,416	(277,586)	597,830	626,146	834,115	(266,737)	567,378	608,824	15
Industrial equipment and distribution systems	2,412,121	(956,047)	1,456,074	1,529,226	2,366,720	(932,760)	1,433,960	1,508,799	15
Furniture, fixtures and tools	40,526	(26,102)	14,424	9,652	36,614	(23,549)	13,065	8,521	10
Vehicles	3,194	(2,221)	973	994	2,540	(1,735)	805	893	5
Hardware	16,831	(6,936)	9,895	5,881	14,624	(5,883)	8,741	5,053	5
Reforestation	241,982	(133,428)	108,554	91,314	434	-	434	434	(*)
Other	12,368	(5,249)	7,119	7,167	10,581	(4,546)	6,035	6,022	13
	3,602,438	(1,407,570)	2,194,868	2,270,380	3,265,628	(1,235,210)	2,030,418	2,138,546	
Land	10,475	-	10,475	9,435	6,324	-	6,324	6,330	
Advances to suppliers	15,765	-	15,765	2,481	15,245	-	15,245	2,042	
Construction in progress	91,815	-	91,815	75,298	88,317	-	88,317	65,727	
Imports in transit	2,037	-	2,037	338	344	-	344	338	
	120,092	-	120,092	87,552	110,230	-	110,230	74,437	
	3,722,529	(1,407,570)	2,314,960	2,357,932	3,375,858	(1,235,210)	2,140,648	2,212,983	

(*) Because of the depleted area.

(In thousands of reais, unless specified otherwise)

At October 31, 2005, the Company revalued a substantial part of its industrial assets based on an appraisal report issued by an independent appraiser, approved at the Extraordinary General Meeting of stockholders held on December 21, 2005. The re-evaluation was recorded on December 31, 2005, minus the depreciation between the report's base date and the date the revaluation was recorded, and took into consideration the recovery of the total value of these assets in future Company operations. The re-evaluation was performed alongside a review of the remaining useful life of the assets.

As from January 01, 2006 the Company changed the depreciation method used for the property, plant and equipment and began using the straight-line depreciation method for the entire property, plant and equipment (up to December 31, 2005 it used the units produced method for the items directly related to the production areas and the straight-line method for the remaining items).

As this is a change to accounting estimates, the review of the remaining useful life of the assets and the change to the depreciation method were made prospectively, the effects of which shall influence the current and future income as from the date of change. The effect on the value of the annual depreciation charges according to the change to the depreciation method, changed useful life and re-evaluation performed on December 31, 2005 jointly, was an increase of R$35,021 on the prior year (before the tax effects).

The book value of the revalued assets at December 31, 2005 increased from R$1,531,342 to R$2,123,408, representing an increase of R$592,066 in property, plant and equipment and R$390,764 in the Revaluation Reserve in Stockholders' Equity, net of tax effects.

At December 31, 2006, the balance of the revaluation recorded in the property, plant and equipment was R$1,071,213 (R$771,942 in 2005) and included the effects of prior revaluations, performed in 1999 and 2001. The effect on the statement of income in 2006 deriving from depreciation of the revalued balance is an expense net of tax effects of R$64,942 (R$45,256 in 2005).

Realization of the revaluation reserve, net of tax effects, is considered for the purpose of calculating the Company's dividends as demonstrated in Note 19.

At December 31, 2006, the Company had land, buildings and equipment given as guarantee mainly of financing loans to the amount of R$672,210 (R$632,732 in 2005).

(In thousands of reais, unless specified otherwise)

14 Loans and financing

	Annual weighted average interest and commissions (%)		Consolidated		Parent Company	
	2006	2005	2006	2005	2006	2005
Foreign currency (a)						
Prepayments	9.94	8.47	245,119	596,824	245,119	596,824
For property, plant and equipment	5.67	7.32	61,548	76,480	61,548	76,480
Nickel hedge	(b)	6.36	5,395	14,367	5,395	14,367
			312,062	687,671	312,062	687,671
Local currency						
For property, plant and equipment	10.53	10.99	182,872	88,270	181,229	86,585
For working capital and other	13.44	19.71	259	37,196	259	30,831
			183,131	125,466	181,488	117,416
			495,193	813,137	493,550	805,087
Current			(198,088)	(379,086)	(197,794)	(371,870)
Noncurrent assets			297,105	434,051	295,756	433,217

(a) Mainly in U.S. dollars.
(b) Hedge transaction – Price of the ton of nickel at the end of each month (See Note 21) and "swap".

The loans and financing are subject to exchange variance or monetary restatement based on official rates or indexes and are partially guaranteed by equipment (See Note 13).

The Company has loans and financing contracts which include covenants requiring the maintenance of indebtedness ratios and volumes of financial expenses and cash generation, which were being performed as of December 31, 2006.

Structured prepayment of exports - In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports of R$ 360,738, equivalent to US$ 125 million, to be paid over 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, the Company, through a specific contract, made a swap of the LIBOR rate indexing it to the fixed rate of 2.20% p.a. The financial settlement of the difference between these rates (contracted versus swap) is made monthly. At December 31, 2006 the balance of the swap transaction is R$28 (R$543 in 2005). The transaction was guaranteed by a promissory note and collateral of Acesita S.A. and obliged the Company to comply with covenants linked to indebtedness ratios, volume of financial expenses and cash generation and directing exports to customers of the Arcelor Group through the subsidiary Acesita Export and Trade Ltd. – AET. These receivables guaranteed the monthly payments. The transaction was settled in December 2006 (payable balance of R$146,294 as of December 31, 2005).

(In thousands of reais, unless specified otherwise)

The non-current portion is broken down as follows, by year of maturity:

	Consolidated		Parent Company	
YEAR	2006	2005	2006	2005
2007	-	189,093	-	188,443
2008	55,039	71,612	54,270	71,428
2009	94,837	100,509	94,520	100,509
2010	58,204	53,124	57,941	53,124
2011	42,654	19,713	42,654	19,713
2012	23,987	-	23,987	-
2013	22,186	-	22,186	-
2014	198	-	198	-
	297,105	434,051	295,756	433,217

All the export prepayment contracts are guaranteed by promissory notes awarded to the total amount of the foreign currency transaction.

15 Taxes and social contributions - Liabilities

	Consolidated		Parent Company	
	2006	2005	2006	2005
Deferred income and social contribution taxes	399.466	422,467	364,213	397,667
Income tax withheld at source	2,011	1,502	1,811	1,413
IRPJ and CSLL payable	808	57	-	-
COFINS	3,615	3,468	2,918	3,276
ICMS and IPI	13,223	7,352	12,117	6,706
Other	8,791	5,182	9,097	4,624
	427.914	440,028	390,156	413,686
Current	(60,807)	(54,071)	(57,397)	(52,529)
Noncurrent liabilities	367.107	385,957	332,759	361,157

The balance of deferred income and social contribution taxes basically refers to taxes on the revaluation reserve, the realization of which will occur through the depreciation or disposal of the revalued assets.

(In thousands of reais, unless specified otherwise)

16 Provision for reorganization

This refers to the Voluntary Redundancy Program – PDV, only intended for workers who have retired on official government pensions or are about to retire. Based on the number of employees who have acceded to the program, the Company made a provision of R$ 2006 for expenses incurred on indemnification, benefits and other expenses associated with the program. The balance as of December 31, 2006 amounted to R$14,268.

17 Taxes and contributions in litigation

	Consolidated		Parent Company	
	2006	2005	2006	2005
Income tax	16,178	16,300	15,940	15,371
Social contribution taxes	2,329	2,400	2,203	2,094
PIS	-	45,671	-	45,671
National Institute of Social Security (INSS) (independent contractors)	1,289	1,289	1,289	1,289
Other	1,761	850	525	489
	21,557	66,510	19,957	64,914

The changes to income and social contribution taxes in litigation as of December 31, 2006 and 2005 were the following:

	Consolidated	Parent Company
Balance at December 31, 2005	66,510	64,914
Additions (including monetary variation)	2,063	2,059
Write-offs	(47,016)	(47,016)
Balance at December 31, 2006	21,557	19,957

These lawsuits involve the following main matters:

- Income and social contribution taxes on net income - Refers to the difference, deposited in court, between taxable income offset against accumulated losses restated by the inflationary effects of the Summer Plan, without observing the 30% annual limit, and the criteria defined by tax legislation, which is being contested. In 2004, regardless of the litigation in process, the Company opted to pay income tax and social contributions determined in this financial year directly to the government, instead of payment via judicial deposit. The judicial deposit referring to this lawsuit was R$28,446 as of December 31, 2006 (R$27,045 in 2005).

(In thousands of reais, unless specified otherwise)

After several actions, the decision of the High Court of Justice was published in July 2005, definitively giving the Company the right to apply the 51.73% rate to recover the inflationary effects related to January and February 1989, arising from the Summer Plan. Accordingly, on August 18, 2005 the Company obtained a final and unappealable decision at this judicial level and on August 29, 2005 the Court's records were entrusted to another court, the Federal Supreme Court - STF, in which the Company has proceedings in progress. Considering the final and unappealable decision obtained in the High Court of Justice, as well as the lack of any appeal by the Federal Government, in September 2005, the Company filed with the Supreme Court its discontinuance of this action and reversed to the income statement of the quarter ended September 30, 2005 the provision then constituted. The actions to release the judicial deposits totaling approximately R$38,122 (R$37,367 in 2005) are in progress.

The favorable decision results in the adjustments, solely for tax purposes, of the property, plant and equipment, generating additional deductions for income tax and social contribution purposes due to the depreciation or sale of assets existing during the Summer Plan (January and February 1989), to the amount of R$124,697. Of this amount, R$27,268 refers to the reversal already performed in 2005 of the provision for income tax and social contribution related to the credits already used; the total of R$65,166 refers to the balance of tax loss carryforwards to be offset against future taxable income; and the remaining R$32,263 will be appropriated to the results upon effective realization (depreciation or offsetting) of permanent assets subject to the Summer Plan effects, of which R$2,421 was appropriated in the 2006 financial year (R$6,291 in 2005).

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect. In 1995, when the action was filed, the Company opted to effect judicial deposits of the PIS installments not yet due, in order to assure the tax credit in the case of a favorable outcome. In view of the favorable outcome obtained by the Company (see Note 8), in October 2005, the Company decided to apply to the courts for the utilization of the judicial deposits in settlement of existing related balance of liabilities. In the third quarter of 2006, the Company was authorized by the Courts to convert the judicial deposits into Government income to the amount of R$47,016. The Company accordingly wrote off the provision against the existing court deposit balance (same amounts).

(In thousands of reais, unless specified otherwise)

Other matters involving taxes and contributions in litigation

Law 9718/98 – Discontinuance of an action – In November 2002, the Company filed with the appropriate court its withdrawal from the action related to the PIS and COFINS calculation basis extension, in addition to the COFINS rate increase, introduced by Law 9718/98, since at that time the Company was expecting an unfavorable decision. The provision previously constituted was compensated against the existing judicial deposit balance. The process was approved in August 2003.

In November 2005 the PIS and COFINS calculation basis extension introduced by Law 9718/98 was ruled unconstitutional by the Federal Supreme Court. As a result of this ruling, the Company immediately filed a rescissory action seeking to overturn the aforesaid final and unappealable decision.

In February 2006 a court order was issued to partially determine the amounts placed in a court deposit. The amounts determined and credited to the Company of R$9,441 differ from the Company's figures which state deposits of R$13,582. Because of this difference the Company's legal advisors have performed the measures required with the presiding court and the Federal Savings and Loan Bank, to safeguard the Company's right to the respective remaining amount.

18 Provision for contingencies

The Company and its subsidiaries are party to tax, labor, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and government agencies.

Based on information provided by its legal advisers, the analysis of pending judicial lawsuits and past experience in labor claims, Management has made a provision deemed sufficient to cover the losses estimated from the lawsuits in progress, as follows:

	Consolidated		Parent Company	
	2006	2005	2006	2005
Taxes and social security	46,468	38,663	46,468	38,498
Labor claims	58,878	14,083	57,220	11,797
Civil claims	15,615	15,600	13,839	14,975
	120,961	68,346	117,527	65,270

(In thousands of reais, unless specified otherwise)

The changes to the provisions for contingencies as of December 31, 2006 and 2005 were as follows:

	Consolidated			
	Tax and social security	Labor claims	Civil	Total
Balance at December 31, 2005	38,663	14,083	15,600	68,346
Additions (including monetary variation)	33,973	48,138	5,388	87,499
Write-offs	(26,168)	(3,998)	(4,718)	(34,884)
Transfers	-	655	(655)	-
Balance at December 31, 2006	46,468	58,878	15,615	120,961

	Parent Company			
	Tax and social security	Labor claims	Civil	Total
Balance at December 31, 2005	38,498	11,797	14,975	65,270
Additions (including monetary variation)	33,923	46,756	4,137	84,816
Write-offs	(25,953)	(2,998)	(3,608)	(32,559)
Transfers	-	1,665	(1,665)	-
Balance at December 31, 2006	46,468	57,220	13,839	117,527

These provisions involve the following major issues:

Taxes and social security

- Social Contribution on Net Income – Refers to litigation on legal fee awards in respect of a lawsuit previously settled, estimated at R$3,961 (R$3,303 in 2005).

- Value Added Tax on Sales and Services (ICMS) - Refers substantially to a provision to cover possible losses from various lawsuits filed by State tax authorities against the Company involving a dispute on the use of credits on goods considered to be used in production by the Company and understood by the tax authorities to be for use and consumption by another party and issues involving joint liability for ICMS on transactions between the Company and its suppliers. At December 31, 2006 the provision made amounted to R$30,452 (R$17,382 in 2005).

- National Social Security Institute (INSS) - Refers to the provision for INSS assessments relating to disputes about amounts of social security contributions withheld on services rendered by third parties. At December 31, 2006 the provision made amounted to R$3,119 (R$10,340 in 2005).

(In thousands of reais, unless specified otherwise)

- Other taxes – Refers basically to the provision for litigation regarding compulsory charges, increase in rates regulated by government agencies and similar entities, totaling R$8,936 (R$7,473 in 2005).

Labor claims

- The Company is the defendant in various labor claims, including moral, physical and aesthetical damages. The provision to cover possible unfavorable outcomes is recorded on an individual basis considering the opinion of the legal advisors as to a possible or probable loss. These claims include a provision to cover the dispute about the interday break for rest and meals to the amount of R$45,000.

Civil claims

- The Company is the defendant in various civil lawsuits, including moral, physical and aesthetical damages, property and possession actions, among others.

The Company also is the defendant in other disputes, estimated at R$166,204 (R$178,107 in 2005), as shown below:

	Consolidated		Parent Company	
	2006	2005	2006	2005
Taxes and social security	141,846	151,892	140,377	150,812
Labor claims	6,103	5,706	6,103	5,706
Civil claims	20,978	22,357	19,724	21,589
	168,927	179,955	166,204	178,107

Based on its legal advisors' understanding that defeat in these lawsuits is a possible risk, the Company has not made a provision for these actions. In the main, the tax and social security actions refer to matters involving ICMS and INSS.

The most important of these claims relate to the ICMS on Drawback operations to the estimated amount of R$40,553 (R$38,006 in 2005) and relate to assessments issued by the National Social Security Institute – INSS referring to the non-payment of additional SAT on activities subject to special retirement of employees to the estimated amount of R$27,993 (R$25,196 in 2005).

During the third quarter of 2005, a class action was filed against the Company and the Timóteo Municipal Government, where the Company's plant is located, to the amount of R$55,000, contesting the Municipal Real State Tax (IPTU) negotiated between the Company and this Municipality. Based on the opinion of its legal advisors that there are very good chances of a favorable decision, the Company decided not to make a provision for this action.

(In thousands of reais, unless specified otherwise)

The Company has also been involved in litigation and obtaining favorable decisions in lawsuits filed by the State Finance Office of Minas Gerais, contesting the ICMS on exports of goods considered to be semi-finished by the state tax authorities, totaling approximately R$150,000. The Company's legal advisors have believed, ever since the receipt of the tax assessment notices, that there will be a favorable outcome to these lawsuits and this has been corroborated by the successive favorable judgments obtained by the Company in various legal instances, especially in the widely disclosed STJ decision confirming that the matter has been judged in the Company's favor. Consequently, management has decided not to record a provision for these lawsuits.

In December 2005 the Company received a Tax Assessment to the total amount of R$232,152 which mainly contests the taxation procedure of the Social Integration Program (PIS) and the Tax for Social Security Financing (COFINS) on exchange variance. In January 2006 the company filed a Contestation of the Tax Assessment before the Federal Inland Revenue Office and is awaiting a decision. Based on the opinion of its legal advisors, the Company rates its chances of success as probable and has not therefore made a provision.

19 Equity

(a) Capital

The subscribed and paid-in capital is as follows:

Common shares	24,900,865
Preferred shares	49,647,512
	74,548,377
Treasury stock (*)	(254,391)
Total shares	74,293,986

(*) See Note 19 (d)

The Company is authorized to raise its share capital, for which an amendment to the bylaws is not required, by up to 80,000,000 shares, consisting of 26,666,667 common shares and 53,333,333 preferred shares, by resolution of the Board of Directors and the terms it sets.

At the Extraordinary General Meeting held December 15, 2006, the shareholders approved the capitalization of a part of the Profits Reserve to the amount of R$350,000, raising the Company's Capital from R$901,921 to R$1,251,922 without issuing new shares.

- *American Depositary Receipts - ADRs*

The company has two ADR programs on the US over-the-counter market (Level 1) traded at the rate of 2 ADRs to each Company share, including common and preferred shares.

(In thousands of reais, unless specified otherwise)

The Company requested cancellation of the program on December 27, 2006. During the one-year term commencing from the end of the Deposit Contracts executed with The Bank of New York (BONY), ADR holders who delivered their ADR certificates and paid the applicable fees to BONY, will have their certificates cancelled and will receive shares in Acesita for conversion or sale. After the one-year term as from the end of the Deposit Contracts, BONY may sell the Acesita shares which are still deposited and retain the net proceeds deriving from the sale, in favor of the holders.

BONY will no longer (i) record ADR transfers (ii) distribute dividends to the remaining ADR holders (iii) issue any notification or (iv) perform any other act based on the Deposit Contracts.

(b) Reserves

- *Legal Reserve*

Constituted at the rate of 5% of the net income determined in each financial year pursuant to article 193 of Law 6404/76 up to the limit of 20% of the share capital.

- *Reserve for investments and working capital*

At the Extraordinary General Meeting held October 05, 2004 the shareholders approved the creation of a statutory reserve for investments and working capital, to which up to 75% of the Net Income can be allocated in accordance with corporation law, without prejudice to the shareholders' right to receive the minimum mandatory dividend of 25%. The purpose of this reserve is to assure funds for investments in permanent assets or working capital additions, including by amortizing the Company's debts, regardless of the retained earnings linked to the capital budget. The balance of this reserve, in conjunction with the balance of the other profit reserves, not including the reserves for contingencies and unrealized profits, may not exceed the share capital and may be used. (i) to absorb tax losses, (ii) to distribute dividends at any time, (iii) in the share redemption, reimbursement or purchase transactions authorized by law, and (iv) to be incorporated to the share capital, including new stock dividends.

- *Revaluation reserve*

Constituted as a result of revaluation of property, plant and equipment of the parent company and its subsidiary and associated companies, based on the appraisal produced by independent appraisers. The corresponding income and social contribution taxes are classified in the current and non-current liabilities.

The revaluation reserve is being realized by depreciating or writing off the reevaluated assets from the retained earnings, net of tax charges.

(In thousands of reais, unless specified otherwise)

(c) Dividends and interest on shareholders' equity

Preferred shares are assured priority under capital reimbursement, with a premium equal to that attributed to common shares and equitable participation with the common shares in the capital increases deriving from capitalization of monetary restatement, reserves and profits.

Shareholders are assured cash receipt of a minimum mandatory dividend equal to 25% (twenty-five percent) of the net income determined and adjusted pursuant to article 202 of Law 6404/76. Preferred shareholders are assured the receipt of dividends 10% (ten percent) higher than those paid to common shares.

The Bylaws state that the Company may produce interim balance sheets and that the Board of Directors may resolve to pay interim dividends from the profits determined in these balance sheets and the balance of the profits reserve for investments and working capital

On December 15, 2006 the Company paid out Interest on Shareholders' Equity to the amount of R$96,000 (R$1.211384 per common share and R$1.332523 for preferred share), approved by the Board of Directors at a meeting held November 24, 2006, "ad referendum" the 2007 Annual General Meeting.

On December 28, 2006 a provision was also made of R$28,900 for Interest on Shareholders' Equity (R$0.364677 per common share and R$0.401145 the preferred share), approved by the Board of Directors at a meeting held December 15, 2006, "ad referendum" the 2007 Annual General Meeting, for payment along with the dividends to be resolved by the shareholders meeting, without any monetary restatement or other remuneration.

(In thousands of reais, unless specified otherwise)

Management's proposed allocation of the profits determined in the financial year ended December 31, 2006 in comparison with the allocation made in 2005 is as follows:

	2006	2005
Net income for the year	632,084	588,861
Realization of the Revaluation Reserve	64,941	29,869
	697,025	618,730
Legal reserve	(34,851)	(30,936)
Dividend calculation basis	662,174	587,794
Making of reserve for investments and working capital	463,521	411,455
Minimum mandatory dividend - -25%	165,543	146,949
Proposed dividends	73,753	66,788
JCP - Interest on shareholders' equity proposed	124,900	109,551
	198,653	176,339
% over calculation base	30,00%	30,00%
% over net income for the year	31,43%	29,95%
Dividends per common share - R$ (*)	0,930651	0,842762
Dividends per preferred share - R$ (*)	1,023716	0,927037
Gross JCP per common share - R$ (*)	1,576061	1,382375
Gross JCP per preferred share - R$ (*)	1,733668	1,520613

(*) Dividends and JCP by shareholder of the respective shares at the date the respective dividends and JCP are released.

(d) Treasury stock

At the Extraordinary General Meeting held January 13, 1998 acquisition of Company shares was authorized, to be kept in the treasury and subsequently sold or cancelled. The carrying amounts at the acquisition cost amount to R$3,937. These shares were not sold in the year.

(e) Prior year adjustments

The prior year adjustment refers to the provision made for the cash premium to the amount of R$12,847, in accordance with CVM Resolution 371/2000.
In the 2006 financial year the Company ascertained the requirement for this provision owing to an error in the valuation and accounting of this liability.

20 Pension plans

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension plans for their employees, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (formerly CCF Pension Fund administrated by HSBC Pension Fund), both of which are mixed plans or allow variable contributions, as specified by the Supplementary Pensions Office (part defined contribution and part defined benefit), which have the main purpose of complementing benefits provided by the government social security system.

ACEPREV is a variable contribution plan (part defined benefit and part defined contribution) with a guaranteed benefit and financial capitalization scheme for calculating and accruing the funds required for its plans. The plan benefits are defrayed as follows:

(a) Contributions from participants: Calculated based on the percentages of 3%, 4% and 5% according to the employee's respective salary. There is no maximum limit and employees can choose the percentage contribution. Voluntary contributions also exist, which participants can make at any time, in order to increase the balance to be used at retirement. The sponsor does not participate in this kind of contribution.

(b) Sponsor contributions: The Company makes individual contributions to the same amount as the participants' contribution, up to 5% of the applicable salary. The sponsor also makes an extraordinary contribution, intended to cover the minimum benefits and to guarantee the benefits for invalidity, sickness, death and retirement, in addition to covering administrative expenses.

The Acesita Pension Plan is a controlled contribution plan with a life annuity when the benefit is awarded and financial capitalization scheme for calculating and accruing the proceeds required for its plans. The plan benefits are defrayed as follows:

(a) Contributions from participants: Participants define the annual individual participation percentage (ranging between 0.5% and 5%) for the following year in accordance with the specific table based on age and time of service at the sponsor.

(b) Sponsor contributions: limited to 4% of the payroll of employees enrolled in the benefit plan, these contributions are defined through a contribution multiplier (ranging between 0.30% and 6%) over the participant's individual contribution amounts, where the sponsor may provisionally or permanently contribute additional amounts in accordance with its economic or financial capacity. To defray the general part of the plan, the sponsor also currently contributes 1.35% of the total payroll.

At the base date December 31, 2006, an independent actuary determined the actuarial assets and liabilities of the pension funds sponsored by the Company, in order to analyze the effects thereof on its financial statements.

(In thousands of reais, unless specified otherwise)

These actuarial assets and liabilities are reconciled as follows:

	ACEPREV	PSA (*)
Present value of actuarial obligations - covered	(339,913)	(25,432)
Fair value of the plan's assets	428,700	33,630
Net assets of the plan (partially recorded by the sponsor)	88,787	8,198

(*) Acesita Pension Plan, managed by HSBC – Pension Fund.

On December 31, 2006 and 2005 the main actuarial assumptions for ACEPREV and the Acesita Pension Plan were the following:

Economic hypotheses-	
Nominal discount rate of the actuarial obligation	11% p.a.
Nominal rate of the expected return on plan assets	11% p.a.
Salary growth	Inflation + 1% p.a.
Benefits readjustment index	Inflation
Inflation rate	5% p.a.
Decrement tables-	
Overall mortality	UP-94
Entry into disability *(1)*	IAPB-57 (Mercer Disability aggravated 5 times in 2005)
Disability mortality*(2)*	IAPB-57
Rotation	15% / (service time + 1) for ACEPREV 25% / (service time + 1) for PSA
Other hypotheses	
Percentage married	90% of participants
Age difference between men and women	Women 4 years younger then the men
Probable retirement age *(3)*	40% when first eligible for early retirement, 3% between eligibility for early retirement and normal retirement and 100% at the date of eligibility for normal retirement (50% of the early retirement age and 100% at the age of normal retirement in 2005)

(1) *The following adjustments were applied to the validity entry table:*
   a. *Participants with salaries under 15 minimum wages: IAPB57 reduced by 75% and aggravated by 20 years*
   b. *Participants with salaries over 15 minimum wages: IAPB57 reduced by 93.75% and aggravated by 20 years*

(2) *The rates in the IAPB57 tables were reduced by 75% and aggravated by 10 years*
(3) *The Acesita Pension Plan does not include early retirement. The probable age considered is therefore retirement according to time of service.*

In 2003, the Decision-making Board of ACEPREV decided to exonerate the sponsor from the payment of future contributions totaling R$18,204 (R$17,358 before tax). This amount is equivalent to the reversal of the provision for income tax by ACEPREV which benefited the sponsor solely.

(In thousands of reais, unless specified otherwise)

Accordingly, in compliance with the decision taken by its Decision-making Board, ACEPREV transferred this amount to a specific fund segregated from the other funds included in its financial statements, to be used exclusively to settle future contributions of the sponsor, now exonerated. As a result, this amount effectively became a credit of the sponsor with ACEPREV, and was fully recognized by the Company in the income statement for the year ended December 31, 2003, less the taxes payable. The remaining balance at December 31, 2006 is R$9,249 (R$13,237 in 2005).

The charges stated in the 2006 statement of income amount to R$7,546 (R$7,631 in 2005) in the consolidated statement and R$7,313 (R$7,078 in 2005) in the parent company statement, and refer to contributions made to the aforementioned entities.

21 Financial instruments

The Company and its subsidiaries have financial instruments which are inherent to their operations, represented by cash and cash equivalents, accounts receivable, investments, loans and financing, and swap instruments. The Company follows policies and operational strategies seeking liquidity, profitability and security, and also has procedures to monitor balances, and has operated with banks that meet the requirements of financial strength and reliability, in accordance with defined management criteria. The control policy consists of permanent follow-up of the rates contracted versus those in force in the market.

In 2003, the Company decided to reduce the volume of swap transactions by not renewing the contracts that expired during the year. This strategy resulted from the increase in sales in foreign markets, as these receivables are a natural hedge, as well as the decision to obtain finance in foreign currency linked to exports.

As mentioned in Note 14, the Company also has interest rate swaps linked to the financing of structured export prepayments, financially settled on a monthly basis on the last day of each month.

The net exposure of the Company and its subsidiaries as of December 31, 2006 to the risk of exchange rate fluctuations is as follows:

	Book Value	
	Consolidated	Parent Company
Cash and cash equivalents	38,911	-
Accounts receivable and other assets	302,648	400,076
Trade and other accounts payable	(149,709)	(185,435)
Loans and financing	(312,062)	(312,062)
Net exposure in 2006	(120,212)	(97,421)
Net exposure in 2005	(573,006)	(550,246)

(In thousands of reais, unless specified otherwise)

At December 31, 2006, the current and long-term financial instruments whose book values differ significantly from market values were as follows:

	Consolidated		Parent Company	
	Book balance	Market value	Book balance	Market value
Assets				
Investments in other companies and other investments	3,056	88,353	3,008	88,305
Liabilities				
Loans and financing	495,193	529,428	493,550	504,053

The Account Investments in Other Companies and Other Investments is mainly comprised of the investment in the company Aços Villares S.A. recorded by the Company at the amount of R$3,000 at December 31, 2006. The market value of the shares is R$88,297 at December 31, 2006 (R$43,567 in 2005).

Market value was not estimated for investments in private companies because no active market for their shares exists.

The market value of loans and financing was determined by using current interest rates available in the market for transactions with similar terms and maturities.

Market values are calculated at a specific moment in time based on available information and specific valuation methodologies. The estimates do not necessarily indicate that the amounts could be realized in the market at the rates/quotations adopted.

The use of different market sources of information and/or valuation methodologies could have a significant effect on the estimated market values. .

The Company is also subject to credit risk in connection with its cash and cash equivalents, financial investments and derivatives. This risk is minimized by concentrating financial transactions in financial institutions with a good rating. Nevertheless, the Company has financial investments in a bank placed under intervention by the Brazilian Central Bank in November 2004, and recorded a provision for loss of the full amount of R$8,631. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for credit sales. The Company has an allowance for receivables which management considers are unlikely to be realized in full.

(In thousands of reais, unless specified otherwise)

The Company is also exposed to the risk of price variations of its main raw material, nickel, the price of which changes in accordance with the international market. To minimize this risk, the Company has implemented the Extra Alloy concept for customers located in Brazil, part of Europe, the United States and Canada In other words, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). Price changes, whether reductions or increases, are accordingly adjusted periodically. For markets where this concept has not yet been implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, as from January 2004, the Company started to realize hedge transactions to fix the purchase price of nickel when fixing the sales price of stainless steel. In exports, there is an exposure between the date the purchase price of nickel is determined and the date the price of stainless steel is established. To minimize this effect, the Company can lock the nickel price at the purchase date until the date the selling price of stainless steel is established through derivative instruments on the London Metal Exchange (LME). This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden variations in the price of this raw material.

The outstanding nickel hedge contracts at December 31, 2006 were as follows:

Contract date	Maturity date	Amount (In tons)	Revenue (Expense) recorded in the income statement of the Company
03/11/2006	05/01/2007	840	(5,390)
04/12/2006	07/02/2007	330	(74)
05/12/2006	07/12/2007	300	69
(=) Pro rata expense recorded in outstanding contracts			(5.395)
(+) Expense arising from contracts closed in the year ended 31/12/06			(49.395)
(=) Expense recorded in the year ended 31/12/06			(54.790)

At December 31, 2006, there was a net debit balance (liability) of R$5,395, net of amortization already made.

22 Insurance coverage

The Company has the policy of taking out insurance coverage for the assets subject to risk at amounts considered sufficient to cover any incidents, considering the nature of its activity. Given their nature, the risk assumptions adopted do not comprise the scope of a financial statements audit, and were not therefore examined by our independent auditors.

The total amount contracted to cover losses was:

Insurance	Risk covered	2006
Operating risks	Material damages	748,300
Shipment of materials	Material damages	74,830
Vehicles	Material and moral damages	700
Occupational accidents	Personal damages	700
Export credit	Financial damages	18,216
Other	Material and moral damages	3,012
		845,758

OPINION OF THE STATUTORY AUDIT COMMITTEE

To the Shareholders:

The Statutory Audit Committee of ACESITA S.A. (the "Company"), in the exercise of its legal and statutory functions and based on the meetings held and analyses performed during FY 2006, as well as on the opinion issued by KPMG Auditores Independentes, has examined the Company's consolidated and individual financial statements and management report for the fiscal year just ended, and hereby declares that these documents accurately reflect the stockholders' equity and financial position of ACESITA S.A.

Thus, the said committee recommends, through its undersigned members, that the accounts and the aforementioned financial statements and management report, as well as the proposal regarding the destination of FY 2006 earnings be approved by the shareholders in the Shareholders' Meeting.

Belo Horizonte, March 15, 2007

Edevaldo Fernandes da Silva　　　　Horácio de Oliveira

Raul Gomide

* * *

Acesita S.A .
(A publicly traded company)

BOARD OF DIRECTORS

Jean-Yves André Aimé Gilet
Chairman

José Armando de Figueiredo Campos
Deputy Chairman

Antônio Alberto Gouvêa Vieira
Director

Eustáquio Cota Magalhães
Director

Gerard André Roger Picard
Director

Leonardo Dutra de Moraes Horta
Director

Luiz Anibal de Lima Fernandes
Director

Mauricio Moura Portugal Ribeiro
Director

Michel Pascal André Payet-Gaspard
Director

Matthias Jürgen Wellhausen
Director

EXECUTIVE BOARD

Jean-Philippe André Demaël
Chief Executive Officer

Benoît Pierre Marie Carrier
Technical and Development Officer

Gilberto Audelino Correa
Financial and Investor Relations Officer and

Human Resources and Administration Officer

Paulo Roberto Magalhães Bastos
Industrial Operations Officer

Sérgio Augusto Cardoso Mendes
Commercial and Logistics Officer

BOARD OF AUDITORS

Edevaldo Fernandes da Silva
Chairman

Horácio de Oliveira
Director

Luciane Fernandes Gorgulho
Director

Raul Gomide
Director

PROFESSIONAL IN CHARGE

Alexandre Augusto Silva Barcelos
Accountant - CRC-MG-064.404/O-2

END